Report to:

ALTO VENTURES LTD.
PACIFIC NORTH WEST CAPITAL CORP.

NI 43-101 Technical Report and
Resource Estimation of the DAC Deposit, Destiny Property,
Quebec

Document No. 1055910200-REP-R0001-02

Report to:

ALTO VENTURES LTD.
PACIFIC NORTHWEST CAPITAL CORP.

NI 43-101 TECHNICAL REPORT AND RESOURCE ESTIMATE OF THE DAC DEPOSIT, DESTINY PROPERTY, QUEBEC

EFFECTIVE DATE: MARCH 1, 2011

Prepared by Todd McCracken, P.Geo.

JW/vc

330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8
Phone: 416-368-9080 Fax: 416-368-1963

Report to:

ALTO VENTURES LTD.
PACIFIC NORTHWEST CAPITAL CORP.

NI 43-101 TECHNICAL REPORT AND RESOURCE ESTIMATE OF THE DAC DEPOSIT, DESTINY PROPERTY, QUEBEC

EFFECTIVE DATE: MARCH 1, 2011

Prepared by	“Original document signed by Todd McCracken, P.Geo.”	Date
	Todd McCracken, P.Geo.		March 1, 2011

Reviewed by	“Original document signed by Jeff Wilson, P.Geo.”	Date
	Jeff Wilson, P.Geo.		March 1, 2011

Authorized by	“Original document signed by Jeff Wilson, P.Geo.”	Date
	Jeff Wilson, P.Geo.		March 1, 2011

JW/vc

330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8
Phone: 416-368-9080 Fax: 416-368-1963

REVISION HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	2011/01/18	Todd McCracken	Jeff Wilson	Jeff Wilson	Draft to Client
01	2011/02/15	Todd McCracken	Jeff Wilson	Jeff Wilson	Final Report
02	2011/03/01	Todd McCracken	Jeff Wilson	Jeff Wilson	Final Report (with revisions from client)

Alto Ventures Ltd. Pacific North West Capital Corp.	i	1055910200-REP-R0001-02

Alto Ventures Ltd. Pacific North West Capital Corp.	ii	1055910200-REP-R0001-02

22.0	DATE AND SIGNATURE PAGE	80
23.0	CERTIFICATE OF QUALIFIED PERSON	81
	TODD MCCRACKEN, P.GEO.	82

Alto Ventures Ltd. Pacific North West Capital Corp.	iii	1055910200-REP-R0001-02

LIST OF TABLES

LIST OF FIGURES

Alto Ventures Ltd. Pacific North West Capital Corp.	iv	1055910200-REP-R0001-02

GLOSSARY

UNITS OF MEASURE
Above mean sea level	amsl
Acre	ac
Ampere	A
Annum (year)	a
Billion	B
Billion tonnes	Bt
Billion years ago	Ga
British thermal unit	BTU
Centimetre	cm
Cubic centimetre	cm3
Cubic feet per minute	cfm
Cubic feet per second	ft3/s
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Coefficients of Variation	CVs
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Diameter	ø
Dollar (American)	US$

Alto Ventures Ltd. Pacific North West Capital Corp.	v	1055910200-REP-R0001-02

Dollar (Canadian)	Cdn$
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW
Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	ha
Hectare (10,000 m2)	>
Hertz	Hz
Horsepower	hp
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	"
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km
Kilometres per hour	km/h
Kilopascal	kPa
Kilotonne	kt
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<
Litre	L
Litres per minute	L/m
Megabytes per second	Mb/s
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres Baltic sea level	mbsl

Alto Ventures Ltd. Pacific North West Capital Corp.	vi	1055910200-REP-R0001-02

Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Microns	μm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million bank cubic metres	Mbm3
Million bank cubic metres per annum	Mbm3/a
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Month	mo
Ounce	oz
Pascal	Pa
Centipoise	mPa·s
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s)	lb
Pounds per square inch	psi
Revolutions per minute	rpm
Second (plane angle)	"
Second (time)	s
Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Three Dimensional	3D
Three Dimensional Model	3DM
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Tonnes seconds per hour metre cubed	ts/hm3
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
Year (annum)	a

Alto Ventures Ltd. Pacific North West Capital Corp.	vii	1055910200-REP-R0001-02

1.0 SUMMARY

The DAC Deposit (the Project) is located in northwestern Quebec, in a region well known for prolific gold production. Numerous historical and current operating mines are located to the south of the Project. In 2009, Quebec was the second largest gold producer in Canada and the tenth largest producer in the world. The region is host to several significantly large lode-gold deposits, with a historical production of over 45 million ounces (oz) of gold (Au). The DAC deposit is one of three significant gold zones on the Destiny property.

The property is located in the Despinassy Township, approximately 75 kilometres (km) north- northeast of Val d’Or, Quebec, at the corner of four NTS sheets: 32C/11, 32C/12, 32C/13 and 32C/14. The approximate coordinates for the center of the property are longitude 77° 28' and latitude 48° 44' or UTM coordinates 319025E and 5401228N, in Zone 18, NAD 83.

In November 2010, Wardrop Engineering Inc. (Wardrop) was commissioned by Alto Ventures Ltd. (Alto) on behalf of Alto and their joint venture partner Pacific North West Capital Corp. (PFN) to complete a resource estimate and technical report on the project based on having completed 38 new diamond drillholes on the property since 2008. This report is to comply with disclosure and reporting requirements set forth in National Instrument 43-101 (NI 43-101) Standards of disclosure for Mineral Projects, Companion Policy 43-101CP to NI 43-101, and Form 43-101F of NI 43-101.

The property consists of 175 contiguous claims (surveyed 40 hectare (ha) lots), covering an area of approximately 7,421 ha, held 100% by Alto. The project is currently under an option agreement with PFN, whereby PFN can earn a 60% interest in the project by funding exploration and making required payments.

1.1	GEOLOGY

The property is located within the Amos-Barraute section of the southeastern portion of the Abitibi Greenstone Belt. Most of the property is underlain by metavolcanic rocks of the Amos Group (Lower Amos Formation), characterized by tholeiitic basalts intruded by thick ultramafic and gabbro sills. The southern limit of the property is underlain by rocks of the Harricana Group (Upper Figuery Formation) comprising porphyritic andesite, volcaniclastic turbidite, conglomerate, iron formation, dacite and rhyolite.

Most of the property is interpreted to be underlain by strongly foliated mafic volcanics, interbedded with minor amounts of siltstone, graphitic mudstone and sulphide iron formation. In drill core, the mafic volcanic rocks are very fine grained

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	1	1055910200-REP-R0001-02

and composed mainly of chlorite and amphibole with minor feldspar. They are variably altered to carbonate (mainly calcite), biotite, sericite and/or silica-rich bands, generally less than 1 centimetre (cm) wide and accompanied by disseminated pyrite, pyrrhotite, with minor sphalerite, galena and chalcopyrite. Epidote alteration and garnetiferous bands are also observed locally.

The DAC Deposit contains mineralization that is analogous to the shear-hosted quartz-carbonate vein lode gold typical to the Abitibi Belt of eastern Ontario and western Quebec. Two distinct alteration and mineralization events were observed:

1. an early phyllosilicate-calcite-sulphide-silica event, and;

2. a younger superimposed base metal-bearing auriferous milky white quartz veining event.

The first event is associated with anomalous (>100 parts per billion (ppb) Au) to low grade gold concentration (<5 grams per tonne (g/t) Au) and consists of fine grained brown biotite and grey-buff carbonate (mainly calcite with minor ferrodolomiteankerite) and local weak to strong yellow sericite alteration. The alteration is concentrated in bands, generally 1 to 2 cm wide. Grey, boudinaged calcite-quartz veins/veinlets occur locally; trace to 20% disseminated and vein type pyrite, pyrrhotite and minor light brown to reddish sphalerite are also present in these altered zones.

The second mineralizing event is characterized by younger quartz veins and veinlet stockwork, generally less than 1 metre (m) wide, but up about 10 m wide. These veins crosscut the earlier mineralization and the S1 foliation, but are boudinaged and broadly folded along the S2 foliation (late syn-kinematic). These veins contain generally higher-grade gold mineralization than the phyllosilicate event, commonly grading more than 5 g/t Au, up to 178.5 g/t Au.

Extensive exploration has been conducted at DAC by various operators in the past, primarily Cameco and Alto. Due to the lack of outcrop in the region, geophysics and diamond drilling are the primary sources of geological information.

1.2	CONCLUSIONS

The Destiny Property comprises a land package with a strike-length of over 12.5 km along the Despinassy Shear Zone, western Quebec. The Despinassy Shear is an under explored shear located in a region known to host significantly large lode-gold deposits. The geological dataset generated by Alto consisting of data derived from diamond drilling is deemed to be suitable to support geological interpretation and resource estimation.

The DAC mineral resources were developed on five parallel gold bearing zones at a gold cut-off grade of 0.5 g/t Au, and the five zones contain an Indicated Resource of

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	2	1055910200-REP-R0001-02

about 10.8 million tonnes with an average grade of 1.05 g/t gold. The Inferred Resource totals 8.3 million tonnes with an average grade 0.92 g/t gold.

1.3

RECOMMENDATIONS

Exploration on the Project is proposed as two separate programs, which are independent of each other and can be run concurrently, as the result of one program does not affect the work proposed in the second program.

1.3.1

PHASE 1 DAC RESOURCE EXPANSION

Phase 1 is designed to investigate the strike extension of the current resource for Zones 1, 2, 3, 4 and 5. This will entail a diamond drilling program.

The drilling campaigns should be designed to target the potential strike extensions of Zones 1 to 5 to a depth of approximately 450 m vertical. Some holes will have to be collared in to Zone 1 in order to intersect Zone 5 at a shallow depth. The proposed budget for Phase 1 is $1.0 million.

1.3.2

PHASE 2 DAC RESOURCE DELINEATION

Phase 2 is designed to investigate the known resource in order to improve the understanding of the geometry and potentially increase the resource category of all five zones. The Phase 2 program does not depend on the successful results from the Phase 1 program.

Drilling should target all zones on an approximate grid of 20 m along strike and 15 m down dip.

The proposed budget for Phase 2 is $3.1 million.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	3	1055910200-REP-R0001-02

2.0 INTRODUCTION

The Project is located in northwestern Quebec, approximately 75 km from Val d’Or and is currently owned by Alto.

In November 2010, Wardrop was commissioned by Alto on behalf of Alto and their joint venture partner PFN to complete a resource estimate and technical report on the project based on having completed 38 new diamond drillholes on the property since 2008.

The object of the report is to:

  compile historical work and activities on the property
  generate a resource estimate on the DAC deposit
  complete a Technical Report on the Project including summarizing all land tenures, exploration history, drilling, and resource estimates provide recommendations and budget for additional work on the Project.

This report has been compiled in accordance with NI 43-101, Form 43-101F1, and Companion Policy 43-101CP.

All the data files that were reviewed for the report were provided by Alto in digital format, and access to paper reports and logs was granted when requested. Alto made its own work available, and compiled historical work conducted by previous operators on the Project.

The primary author of this report is Mr. Todd McCracken, P. Geo., who is a Professional Geologist with 19 years of experience in exploration and operations, including several years working in shear-hosted lode gold deposits. Mr. McCracken visited the Project between November 2 and 3, 2010 inclusive.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	4	1055910200-REP-R0001-02

3.0 RELIANCE ON OTHER EXPERTS

Wardrop has reviewed and analyzed data and reports provided by Alto, together with publicly available data, and have drawn its own conclusions, augmented by its direct field examination.

Wardrop is relying on reports, opinions and statements from experts who are not qualified persons for information concerning legal, environmental, political or other issues and factors relevant to the technical report.

Information from third party sources are quoted in the report or referenced. Neither Wardrop or the author of this report are qualified to provide extensive comment on legal issues, including status of tenure associated with the DAC Project referred to in this report. A description of the property and ownership is provided for general information purpose only. Assessment of these aspects has relied on information provided by Alto, which has not been independently verified by Wardrop.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	5	1055910200-REP-R0001-02

4.0 PROPERTY DESCRIPTION AND LOCATION

The Destiny property is located in the Despinassy Township, approximately 75 kilometres north- northeast of Val d’Or, Quebec (Figure 4-1). From Val d’Or, it can be reached by travelling a total of 85 kilometres, via paved provincial highway 397 northward and then eastward to the village of Rochebaucourt; then on a gravel road northward and then eastward to the property. This road, along with a number of ATV trails, provides good access to the southern half of the property. The northern and western portions of the property are easily accessible by following the highway further northward to the village of Despinassy and turning westward onto the gravel road which separates ranges III and IV. A newly constructed all-season forestry road branches south-westward from this range road and provides good access to the area lying north of the DAC Zone. Construction of another forestry road is also planned southwest of the small lake which lies along road 397, as it turns southward to the village of Rochebaucourt.

Figure 4.1 Location Map

The Destiny block of claims is situated in the south-central portion of Despinassy Township as well as a few claims in vassal and Rochebaucourt townships. The property occur at the corner of four NTS map sheets 32C/11, 32C/12, 32C/13 and 32C/14. The approximate coordinates for the center of the property are longitude 77° 28' and latitude 48° 44' or UTM coordinates 319000E and 5401000N, in Zone 18,

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	6	1055910200-REP-R0001-02

NAD 27. The property consists of 175 contiguous claims (Table 4.1), covering an area of approximately 7,421 ha. Claim numbers are shown in Figure 4.2.

Table 4.1 DAC Claims

	Township	Claim #	Area (ha)	Due Date	Underlying Royalties
1	Vassal	2000755	31.11	2012-02-13
2	Vassal	2000756	42.22	2012-02-13
3	Vassal	2000757	42.24	2012-02-13
4	Despinassy	2000785	42	2012-02-13
5	Despinassy	2000786	41.97	2012-02-13
6	Despinassy	2000787	41.95	2012-02-13
7	Despinassy	2000788	41.92	2012-02-13
8	Despinassy	2000789	32.67	2012-02-13
9	Despinassy	2000790	42.82	2012-02-13
10	Despinassy	2000791	42.85	2012-02-13
11	Despinassy	2000792	42.89	2012-02-13
12	Despinassy	2000793	42.92	2012-02-13
13	Despinassy	2000794	34.33	2012-02-13
14	Rochebaucourt	2133067	33.67	2011-10-23
15	Rochebaucourt	2133068	42.2	2011-10-23
16	Rochebaucourt	2133069	42.19	2011-10-23
17	Rochebaucourt	2133070	42.18	2011-10-23
18	Rochebaucourt	2133071	42.16	2011-10-23
19	Rochebaucourt	2133072	42.15	2011-10-23
20	Rochebaucourt	2133073	42.14	2011-10-23
21	Rochebaucourt	2133074	42.1	2011-10-23
22	Rochebaucourt	2133075	42.12	2011-10-23
23	Rochebaucourt	2133076	42.13	2011-10-23
24	La Morandiere	2133080	42.52	2011-10-23
25	La Morandiere	2133081	33.59	2011-10-23
26	Rochebaucourt	2133082	33.69	2011-10-23
27	Rochebaucourt	2133083	42.49	2011-10-23
28	Rochebaucourt	2133084	42.5	2011-10-23
29	Rochebaucourt	2133085	42.54	2011-10-23
30	Rochebaucourt	2133086	42.54	2011-10-23
31	Rochebaucourt	2133087	42.55	2011-10-23
32	Despinassy	2159545	42.44	2012-06-05
33	Despinassy	2159546	42.45	2012-06-05
34	Despinassy	2159547	42.46	2012-06-05
35	Rochebaucourt	2159548	42.55	2012-06-05
36	Rochebaucourt	2159549	42.56	2012-06-05
37	Rochebaucourt	2159550	42.57	2012-06-05
38	Rochebaucourt	2159551	42.57	2012-06-05

table continues...

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	7	1055910200-REP-R0001-02

	Township	Claim #	Area (ha)	Due Date	Underlying Royalties
39	Rochebaucourt	2159552	42.57	2012-06-05
40	Rochebaucourt	2159553	42.58	2012-06-05
41	Rochebaucourt	2159554	42.59	2012-06-05
42	Rochebaucourt	2159555	42.56	2012-06-05
43	Despinassy	2165912	40.94	2012-07-13
44	Despinassy	2165913	40.94	2012-07-13
45	Despinassy	2165914	40.81	2012-07-13
46	Despinassy	2165915	48.35	2012-07-13
47	Despinassy	2165916	48.45	2012-07-13
48	Despinassy	2165917	48.36	2012-07-13
49	Despinassy	2165918	48.46	2012-07-13
50	Despinassy	2165919	48.38	2012-07-13
51	Despinassy	2165920	59.36	2012-07-13
52	Vassal	2165921	42.63	2012-07-13
53	Vassal	2165922	35.94	2012-07-13
54	La Morandiere	2165923	42.51	2012-07-13
55	La Morandiere	2165924	33.45	2012-07-13
56	Despinassy	2177240	56.79	2012-06-05
57	Despinassy	2177241	56.78	2012-06-05
58	Despinassy	4472991	39.14	2011-09-28	A*
59	Despinassy	4476071	44.22	2011-09-28	A*
60	Despinassy	4476072	34.36	2011-09-28	A*
61	Despinassy	4527201	42.46	2011-09-28	A*
62	Despinassy	4527202	42.39	2011-09-28	A*
63	Despinassy	4527211	42.39	2011-09-28	A*
64	Despinassy	4527212	42.51	2011-09-28	A*
65	Despinassy	4527221	42.55	2011-09-28	A*
66	Despinassy	4527222	42.54	2011-09-28	A*
67	Despinassy	4527231	42.57	2011-09-29	A*
68	Despinassy	4527232	42.52	2011-09-29	A*
69	Despinassy	4527241	42.59	2011-09-29	A*
70	Despinassy	4527242	42.48	2011-09-29	A*
71	Despinassy	4527251	42.78	2011-09-29	A*
72	Despinassy	4527252	42.76	2011-09-29	A*
73	Despinassy	4527311	42.15	2011-09-29	A*
74	Despinassy	4527312	42.13	2011-09-29	A*
75	Despinassy	4527321	42.19	2011-09-29	A*
76	Despinassy	4527322	42.16	2011-09-29	A*
77	Despinassy	4527331	42.16	2011-09-29	A*
78	Despinassy	4527332	42.12	2011-09-29	A*
79	Despinassy	4527341	42.28	2011-09-30	A*
80	Despinassy	4527342	42.2	2011-09-30	A*

table continues...

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	8	1055910200-REP-R0001-02

	Township	Claim #	Area (ha)	Due Date	Underlying Royalties
81	Despinassy	4527351	42.46	2011-09-30	A*
82	Despinassy	4527352	42.27	2011-09-30	A*
83	Despinassy	5157679	42.18	2012-01-31	B*
84	Despinassy	5157680	42.16	2012-01-31	B*
85	Despinassy	5157681	42.22	2012-01-31	B*
86	Despinassy	5157682	42.21	2012-01-31	B*
87	Despinassy	5157683	42.25	2012-01-31	B*
88	Despinassy	5157684	42.27	2012-01-31	B*
89	Despinassy	5157685	42.2	2012-01-31	B*
90	Despinassy	5157686	42.26	2012-01-31	B*
91	Despinassy	5157687	42.4	2012-01-31	B*
92	Despinassy	5157688	42.26	2012-01-31	B*
93	Despinassy	5157689	42.42	2012-01-31	B*
94	Despinassy	5157690	42.39	2012-01-31	B*
95	Despinassy	5157691	42.45	2012-01-31	B*
96	Despinassy	5157692	42.35	2012-01-31	B*
97	Despinassy	5157693	42.45	2012-01-31	B*
98	Despinassy	5157694	42.51	2012-01-31	B*
99	Despinassy	5157695	42.61	2012-01-31	B*
100	Despinassy	5157696	42.6	2012-01-31	B*
101	Despinassy	5157697	42.67	2012-01-31	B*
102	Despinassy	5157698	42.66	2012-01-31	B*
103	Despinassy	5157699	42.69	2012-01-31	B*
104	Despinassy	5157700	42.57	2012-01-31	B*
105	Despinassy	5157701	42.79	2012-01-31	B*
106	Despinassy	5157702	42.04	2012-01-31	B*
107	Despinassy	5157703	42.05	2012-01-31	B*
108	Despinassy	5157704	42.05	2012-01-31	B*
109	Despinassy	5157705	42.09	2012-01-31	B*
110	Despinassy	5157706	42.23	2012-01-31	B*
111	Despinassy	5157707	42.25	2012-01-31	B*
112	Despinassy	5157708	42.57	2012-01-31	B*
113	Despinassy	5215111	42.09	2011-08-12	C*
114	Despinassy	5215112	42.32	2011-08-12	C*
115	Despinassy	5215113	42.23	2011-08-12	C*
116	Despinassy	5215114	42.17	2011-08-12	C*
117	Despinassy	5215115	42.19	2011-08-12	C*
118	Despinassy	5215116	42.2	2011-08-12	C*
119	Despinassy	5215121	49.12	2011-08-12	C*
120	Despinassy	5215122	40.75	2011-08-12	C*
121	Despinassy	5215123	40.8	2011-08-12	C*
122	Despinassy	5223681	42.46	2012-04-19	C*

table continues...

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	9	1055910200-REP-R0001-02

	Township	Claim #	Area (ha)	Due Date	Underlying Royalties
123	Despinassy	5223682	41.74	2012-04-19	C*
124	Despinassy	5223683	41.94	2012-04-19	C*
125	Despinassy	5223684	42.47	2012-04-19	C*
126	Despinassy	5223685	42.52	2012-04-19	C*
127	Despinassy	5223686	42.52	2012-04-19	C*
128	Despinassy	5223687	42.52	2012-04-19	C*
129	Despinassy	5223688	42.53	2012-04-19	C*
130	Despinassy	5223689	42.6	2012-04-19	C*
131	Despinassy	5223690	42.53	2012-04-19	C*
132	Despinassy	5223694	42.51	2012-04-19	C*
133	Despinassy	5223695	42.55	2012-04-19	C*
134	Despinassy	5223696	42.56	2012-04-19	C*
135	Despinassy	5223697	42.56	2012-04-19	C*
136	Despinassy	5223698	42.62	2012-04-19	C*
137	Despinassy	5223699	42.55	2012-04-19	C*
138	Despinassy	5223871	42.45	2012-04-19	C*
139	Despinassy	5223872	42.47	2012-04-19	C*
140	Despinassy	5226971	42.56	2012-05-10	C*
141	Despinassy	5226972	42.53	2012-05-10	C*
142	Despinassy	5226973	42.63	2012-05-10	C*
143	Despinassy	5226974	42.57	2012-05-10	C*
144	Despinassy	5226975	42.57	2012-05-10	C*
145	Despinassy	5226976	42.64	2012-05-10	C*
146	Despinassy	5226977	42.58	2012-05-10	C*
147	Despinassy	5226979	38	2012-05-10	C*
148	Despinassy	5226980	41.28	2012-05-10	C*
149	Despinassy	5226981	38.58	2012-05-10	C*
150	Despinassy	5226982	44.4	2012-05-10	C*
151	Despinassy	5226983	36.64	2012-05-10	C*
152	Despinassy	5226984	31.2	2012-05-10	C*
153	Despinassy	5226985	48.27	2012-05-10	C*
154	Despinassy	5226986	50.76	2012-05-10	C*
155	Despinassy	5226987	45.81	2012-05-10	C*
156	Despinassy	5229428	42.6	2012-05-10	C*
157	Despinassy	5241271	35.71	2011-05-25	C*
158	Despinassy	5241272	30.54	2011-05-25	C*
159	Despinassy	5241273	33.4	2011-05-25	C*
160	Despinassy	5241274	37.36	2011-05-25	C*
161	Despinassy	5241275	45.21	2011-05-25	C*
162	Despinassy	5241276	47.33	2011-05-25	C*
163	Despinassy	5241277	34.18	2011-05-25	C*
164	Despinassy	5241278	34.97	2011-05-25	C*

table continues...

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	10	1055910200-REP-R0001-02

	Township	Claim #	Area (ha)	Due Date	Underlying Royalties
165	Despinassy	5241279	35.93	2011-05-25	C*
166	Despinassy	5241280	42.67	2011-05-25	C*
167	Despinassy	5241281	33.88	2011-05-25	C*
168	Despinassy	5241282	31.31	2011-05-25	C*
169	Despinassy	5241283	36.34	2011-05-25	C*
170	Despinassy	5241284	42.39	2011-05-25
171	Despinassy	5241291	42.65	2011-05-25	C*
172	Despinassy	5241292	42.61	2011-05-25
173	Despinassy	5241293	42.57	2011-05-25
174	Despinassy	5241294	42.54	2011-05-25
175	Despinassy	5241295	42.5	2011-05-25
176	Despinassy	5241296	42.48	2011-05-25
177	Despinassy	5241297	42.43	2011-05-25
			7421.22
Note: updated October 8, 2010

Underlying Royalties
A* Original Despinassy Claims
(1) 1% Net Smelter Return (NSR) to Umex Inc.
(2) and additional 1.5% NSR capped at $500,000
(3) 1% NSR to Commander Resources with a buy back of 0.5% NSR for $500,000

B* Rochebaucourt Claims optioned from Battle Mountain
(1) 3% NSR payable to Battle Mountain (now Franco Nevada) with the option to reduce to 2% NSR by paying Franco $1,000,000
(2) 0.25% NSR payable to Commander Resources

C* Cameco staked claims under Cameco-Commander Joint Venture are subject to 1% NSR payable to Commander Resources, with a buy back of one half (0.5%) of Commander's royalty for $500,000

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	11	1055910200-REP-R0001-02

Figure 4.2 Claim Map

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	12	1055910200-REP-R0001-02

The project is an option agreement joint venture between Alto and PFN. PFN is funding exploration to earn into the project and Alto is the manager of the project. The property is made up of public and private lands. The names and addresses of the private lot owners are available from the Municipalité Régionale de Comté (MRC) in Amos. The public lots are managed by the Quebec Ministry of Resources Naturelles et Fauneis.

The original Despinassy Property (25 claim units) is encumbered by a 1% NSR royalty payable to Umex Inc. and an additional 1.5% NSR, which is capped at $500,000 payable also to Umex Inc. The claims are also encumbered by a 1% NSR royalty payable to Commander Resources with the option to reduces the NSR to 0.5% for $500,000

The Rochebaucourt Property (30 claim units) is encumbered by a 3% NSR to Franco-Nevada with the option to reduce the NSR by 1% to 2% by paying Battle Mountain Canada Ltd. $1,000,000. Commander Resources retains a royalty of 0.25% NSR.

Fifty-eight “Cameco” claims were acquired by staking under the Cameco-Commander Joint Venture and are subject to the following NSR royalties payable: (1) 1% to Commander Resources with a buy back of one half of the royalty (0.5%) for $500,000.

The Destiny Gold Property is under option to PFN under a Letter to Option Agreement dated August 14, 2009. Under the terms of the Option Agreement, PFN will pay Alto $200,000 in cash, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Property. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project as set forth below.

(i) Cash Payments:
$25,000 on Board of Directors and regulatory approvals
$25,000 on 1st Anniversary of the Agreement
$50,000 on 2nd Anniversary of the Agreement
$50,000 on 3rd Anniversary of the Agreement
$50,000 on 4th Anniversary of the Agreement

(ii) Share Payments:
 25,000 PFN shares on Board of Directors and regulatory approvals
50,000 PFN shares on 1st Anniversary of the Agreement
75,000 PFN shares on 2nd Anniversary of the Agreement
100,000 PFN shares on 3rd Anniversary of the Agreement

(iii) Exploration Expenditures
PFN shall complete a cumulative total of $3,500,000 in Exploration Expenditures over the Option period, with minimum expenditures as follows:

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	13	1055910200-REP-R0001-02

$300,000 in Exploration Expenditures in Year 1 of the Agreement
$300,000 in Exploration Expenditures in Year 2 of the Agreement
$400,000 in Exploration Expenditures Year 3 of the Agreement
$400,000 in Exploration Expenditures Year 4 of the Agreement

The Option is currently in good standing.

There are no known environmental impacts affecting the Despinassy Property at this time.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	14	1055910200-REP-R0001-02

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

SITE TOPOGRAPHY, ELEVATION AND VEGETATION

In the area of the DAC Zone and its east and western extensions, the terrain is flat, humid and poorly drained, with no known bedrock exposures. Vegetation consists of alternating alder-covered humid areas with sparse poplar and spruce growth and heavily wooded areas, with mature stands of poplar, spruce, and fir. Maximum relief rarely exceeds 5 to 10 m and is mostly limited to creek valleys. Overburden mainly consists of a thick mantle of clay, which varies in thickness throughout the property.

Locally, few 5 to 6 m topographic highs (mounds or dunes) are composed of sandy till or sand. The overburden thickness averages 15 m and thins northward to 10 m. In the area drilled to the west, it ranges 6 to 12 m, with one exception where it exceeded 30 m. In the area drilled to the east, it ranges 6 to 20 m.

5.2

ACCESS

In terms of access to heavy drill equipment, the DAC Deposit lies partly on private lots and in locally wet and poorly drained terrain, best drilled during the winter months. The areas to the east and west of the DAC Deposit remain accessible for summer drilling operations, as does the area to the north, where drill collars for future deep drilling on this zone would be located. This area is easily accessible via the newly constructed forestry road.

5.3

CLIMATE

There is no active weather station at the village of Despinassy. The climate in the region is typical Canadian Shield summers and winter with temperatures averaging from 14 degrees Celsius (°C) in the summer to -15ºC in the winter. Precipitation comes in the form of 50 to 60 cm of snow in the winter months and 90 to 100 millimetres (mm) of rain in the summer.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	15	1055910200-REP-R0001-02

5.4

INFRASTRUCTURE

The property benefits from a number of hydroelectric power lines. A major line crosses the property south-westward just east of the DAC Zone and another line lies along provincial road # 397, only 800 m to the south. This line veers northward along this road in the eastern part of the property. Another line lies along the range road separating ranges III and IV.

Finally, general and skilled labour is readily available from Val d’Or, Lebel-sur- Quévillon and Amos, whereas mining and exploration manpower, services and equipment are available in Val d’Or.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	16	1055910200-REP-R0001-02

6.0 HISTORY

The exploration history of the DAC project dates back to the 1930’s. Table 6.1 summarizes the history of the property and highlights some of the results.

Table 6.1 DAC History

Year	Company	Program	Results
1934	Quebec Bureau of Mines	Geological mapping	Map 313 1:63,360 scale map
1936-1937	Geological Survey of Canada	Geological mapping	Maps 529A & 553A 1:63,360 scale map
1948	Geological Survey of Canada	Airborne Magnetic survey	Map 94G 1:63,360 scale map
1970	Asarco Exploration Company of Canada	Linecutting, ground electromagnetic (EM) and magnetic (Mag) surveys. One drillhole totaling 76 m tested for base metals	no gold reported
1972	UMEX	Ground EM survey One drill hole totaling 53 m targeted base metals	one sample returned 0.01 opt gold
1974	Quebec Bureau of Mines	Airborne Input MK VI survey	DP-237
1975	Les Mines Riviere La Grande	Line cutting and ground EM survey
1977-1979	SOQUEM	Reconnaissance geological mapping Ground EM and Mag surveys Nine diamond drillhole totaling 1,332 m	8.2 g/t Au over 1.5 m
1981	Quebec Bureau of Mines	Airborne Input MK VI survey	DP-819
1985	MERQ	Geological Mapping	DP-86-21 1:20000 scale map
1986	UMEX	Line cutting, MAX MIN I survey, ground Mag survey Five diamond drillholes totaling 920 m	16.7 g/t Au over 0.7 m
1996	Hemlo Gold	Line cutting, soil geochemistry, ground Mag survey, IP survey table continues...

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	17	1055910200-REP-R0001-02

Year	Company	Program	Results
1998-2000	Cameco	206 km of line cutting and grid refurbishing
		171 line-km ground Mag survey, 4 line-km of MaxMin H.L.E.M survey, 11 line-km of gradient IP, 12 line km of dipole-dipole IP, 88 line km of pole-dipole IP. 54 diamond drill holes totaling 16,225 m	3.5 g/t Au over 11.1 m 1.0 g/t Au over 30.8 m 8.5 g/t Au over 2.2 m 5.1 g/t Au over 9.7 m
2000-2001	Cameco	Nine diamond drillholes (NQ) totaling 4,398 m	1.0 g/t over 11.0 m 2.1 g/t over 4.3 m 1.1 g/t over 29.6 m 2.7 g/t over 21.8 m 2.2 g/t over 12.2 m 3.8 g/t over 7.5 m 3.1 g/t over 12.9 m
2005	Alto	20 diamond drillholes (NQ) totaling 5,307 m	22.1 g/t over 1.4 m 12.3 g/t Au over 4.9 m 55 g/t Au over 1.0 m 10.9 g/t Au over 2.5 m 6.78 g/t Au over 2.7 m
2006	Alto	19 diamond drillholes (NQ) totaling 5,106 m	14.3 g/t over 2.1 m 19.5 g/t over 0.7 m 13.2 g/t over 1.0 m
2007	Alto	NI 43-101 technical report and resource estimation
2008	Alto	VTEM airborne survey for a total of 982 line km 17 diamond drill holes (NQ) totaling 4,333 m targeted the Darla Zone, Zone 20 and Zone 21
2009	Alto/PFN	Phase- domain Induced Polarization (IP) ground survey totaling 17.9 line km
2009-2010	Alto/PFN	19 diamond drillholes (NQ) totaling 7,628 m of which 16 hole targeted the DAC Deposit	see section 11.0

A resource estimate was complete in January 2007 by W.A Hubacheck Consultants Ltd. The methodology and results are described in Section 17.1.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	18	1055910200-REP-R0001-02

7.0 GEOLOGICAL SETTING

7.1

REGIONAL GEOLOGY

The property is located within the Amos-Barraute section of the southeastern portion of the Abitibi Greenstone Belt. According to Otis and Beland (1986), most of the property is underlain by metavolcanic rocks of the Amos Group (Lower Amos Formation), characterized by tholeiitic basalts intruded by thick ultramafic and gabbro sills. The southern limit of the property is underlain by rocks of the Harricana Group (Upper Figuery Formation) comprising porphyritic andesite, volcaniclastic turbidite, conglomerate, iron formation, dacite and rhyolite (Figure 7.1).

The metavolcanic rocks in Despinassy Township have been affected by two deformation events. The first one is interpreted to coincide with the Kenoran orogeny and is responsible for the formation of regional scale folds. The axial trace of a regional anticline (Ducros anticline) passes just south of the property. The anticline is characterized by an overturned axial plane oriented ESE, dipping steeply to the north, with a fold axis plunging 30E to 50E to the west. The large granitic batholith (Bernetz), found at the northern limit of the property, is interpreted to have been emplaced during this tectonic event. The second deformation event is related to the intrusion of the Montgay batholith, located to the southeast of the project area. It is responsible for the deviation to the NNW-SSE of the axial trace of the regional folds. Both the Bernetz and the Montgay batholiths upgraded the regional greenschist facies metamorphism to lower amphibolite facies within 5 km of their contacts. Late NNE and NE faults crosscut all lithologies, except the diabase dykes emplaced along the NE faults.

Regional structural measurements were taken from a series of outcrops along the Laflamme River, about 1.5 km south of the Despinassy property. The strong foliation observed regionally in the altered mafic metavolcanics is interpreted to reflect a composite between an earlier S1 foliation, transposed parallel to a later S2 foliation. The mean orientation of the composite S1/S2 is 257E/70E and it is associated with an interpreted regional stretching lineation oriented at 350E/51E.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	19	1055910200-REP-R0001-02

Figure 7.1 Regional Geology

N
Quebec
Property
Location
DAC Deposit
Despinassy Shear
Destiny Project
Alto Property
Regional Geology
Lithology
Sedimentary
BIF
Intermediate-Felsic Volcanic
Mafic Volcanic
Intermediate-Felsic Intrusive
Mafic Intrusive
Shear Zone
Late Fault
DAC Gold Zone
Gold Zones
ALTO
Destiny Property
Regional Geology
0 1.5 3 6 9 12 Km
Scale: 1:200,000
NAD83 UTM Zone 18N
Compiled by: D. Drever

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	20	1055910200-REP-R0001-02

7.2

PROPERTY GEOLOGY

The geological map of the property (figure 7.2) was constructed by compiling available airborne and ground magnetometer surveys data, IP and Resistivity and HLEM data and combining these geophysical data sets with diamond drill hole information and the very few outcrops found near the Laflamme River and at the northwest corner of the property. The descriptions of the geology provided below are limited mainly to the centre of the property, where most of the drilling has been carried out to date.

Most of the property is interpreted to be underlain by strongly foliated mafic volcanics, interbedded with minor amounts of siltstone, graphitic mudstone and sulphide iron formation (good H.L.E.M. conductors and strong I.P. anomalies). In drill core, the mafic volcanic rocks are very fine grained and composed mainly of chlorite and amphibole with minor feldspar. They are variably altered to carbonate (mainly calcite), biotite, sericite and/or silica-rich bands, generally less than one centimetre wide and accompanied by disseminated pyrite, pyrrhotite, with minor sphalerite, galena and chalcopyrite. Epidote alteration and garnetiferous bands are also observed locally. Historically, these rocks were referred to as mafic to intermediate tuff, but in most cases, they are deformed and altered mafic flows and sills. One of the mafic horizons is distinctively amygdaloidal and has been traced in drill core from line 2+00E to 6+00W, between the two marker quartz-eye melanogabbros. Well developed pillowed and tuffaceous textures were observed only in relatively undeformed mafic lithologies intersected to the south of the interpreted deformation corridor.

The mafic metavolcanic rocks are also intruded by a suite of syn-volcanic mafic sills composed of three separate end members: amphibole-phyric gabbro (referred to as amphibolitized mafic volcanics or gabbro), leucocratic magnesium-rich gabbro (referred to as leucogabbro) and melanocratic, iron-rich, quartz-phyric gabbro (referred to as quartz-eye mafic or melanogabbro). Since the contacts between these three facies are relatively clear in drill core, they are mapped as separate geological units, even if they may belong to the same intrusive suite. All units are very variable in texture and exhibit medium to coarse grained, equigranular to porphyritic/porphyroblastic, massive to weakly foliated sections, interlayered with finer grained strongly foliated horizons. The amphibole-phyric phase has never been observed to date in contact with the leucogabbroic phase, but only in contact with the quartz-eye melanogabbroic phase.

The amphibole-phyric phase usually contains trace to 40% diffuse amphibole phenocrysts/porphyroblasts (up to 1 cm long), associated with minor feldspar laths and biotite specks, with a very fine grained chloritic matrix. It is mainly found at the northern contact of the quartz-eye melanogabbroic phase in contact with aphyric mafic volcanics or as minor sills/dykes intruding the mafic flows. The gabbro units are generally more massive than the aphyric mafic rock, although they are often strongly deformed, mainly near the contacts with the flows. Very little biotite or

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	21	1055910200-REP-R0001-02

sericite alteration is seen in these amphibole-phyric horizons. The intrusive nature of these amphibole phyric horizons is suggested by their close association with the quartz-eye melanogabbro sills (which are clearly intrusive in nature).

The leucocratic gabbro is composed of 10 to 50% white plagioclase laths (1 to 5 mm long), 5 to 20% amphibole and/or biotite (1 to 3 mm in size) and 30 to 50% chloritic matrix. Very rare blue to grey interstitial quartz grains are found locally. The leucogabbro and amphibole phyric gabbro are strongly deformed and altered in several holes. However, no significant gold assays were obtained from these two gabbroic phases, in contrast with the numerous gold enriched intersections found in the melanocratic phase. This difference in gold content between the quartz-eye melanogabbro and the other phases could be explained by the more iron-rich melanocratic facies being a better chemical trap for gold.

The melanocratic, quartz bearing, gabbro is considered as a good marker horizon on the property because it is easily traced on surface by its highly magnetic signature, and forms three subparallel east trending bands crossing the centre of the property. This unit contains up to 35% plagioclase laths (less than 1 mm long) in a matrix composed of amphibole, biotite, chlorite and locally, up to 10% magnetite specks. Light blue, fine to medium grained quartz grains or “eyes” occur throughout the unit, in amounts generally ranging from trace to 1%, but locally up to 10%. An anticlinal fold nose linking the two southernmost quartz gabbro layers has been interpreted from the ground magnetometer survey around line 1+00S, between lines 6+00W and 10+00W. The fold-nose interpretation is supported by the structural data measured in drill core (Babin, 2000). The gabbro sills have been cut by northwest and northeast trending cross faults and some of the northeast trending magnetic breaks may also correspond to late diabase dykes.

The mafic volcanics and the gabbroic sills are intruded by numerous feldspar porphyritic, quartz porphyritic and quartz-feldspar porphyritic dykes and sills, often concentrated along geological contacts (flow or intrusive contacts). Before 1999, these foliated dykes, variably altered by sericite, silica and carbonate development, were referred to as felsic tuff. Their thickness varies generally between 10 cm and 10 m, with an average thickness of about 1 m and their contacts are oriented parallel to sub-parallel to the foliation. The porphyry units are weakly to intensely foliated and make up to 30% of the mafic sequence locally. Quartz and plagioclase phenocryst content is very variable, but is generally between 1% and 25% (average of about 10%). Phenocrysts are generally less than 5 mm across and float in an aphyric and moderately siliceous matrix. The least altered and deformed dykes often contain up to 5% disseminated biotite specks, less than 1 mm in size.

Hole DES99-27, located at the southwest of the property, intersected a 70 m thick sequence of intermediate volcaniclastic turbidite composed of interbedded conglomerate, sandstone and mudstone. Stratigraphic tops from load and erosion features observed in the core are interpreted to be to the south. It is capped by andesitic and gabbroic sills/flows to the end of the hole. This andesitic and

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	22	1055910200-REP-R0001-02

volcaniclastic sequence is unique on the property and is interpreted to be part of the Upper Figuery Formation as described by Otis and Béland (1986).

The lower part of hole DES00-54, located in the northwest corner of the property, intersected dacitic to rhyodacitic rocks, possibly fragmental in nature. The unit is siliceous, moderately to strongly foliated and displays variable sericitic stringers and ghostly bands which may represent flatten and preferentially sericitized felsic fragments (lapilli-size). Rare disseminated feldspar and quartz phenocryts (less than 5 mm long) are observed generally within the apparent clasts. Fine grained biotite is also seen locally in the more homogeneous horizons. This sequence is very similar to the Upper Amos Formation and could represent part of a felsic volcanic center.

A series of granitic intrusions (dykes, sills and plugs), interpreted to be related to the Bernetz batholith, intrudes the lithologies in the northeast part of the property. The granitic rocks contain up to 5% disseminated magnetite and consequently exhibit a strong magnetic susceptibility. A late monzonitic to granodioritic dyke swarm oriented NW-SE was encountered in drilling in the southwest corner of the property and crosscuts all lithologies there. The dyke swarm is approximately 150 metres thick and more than 3 km long. It is represented by a low magnetic signature on the ground magnetometer survey. The dyke contacts are very irregular and often brecciated. The relation of this dyke swarm to the Bernetz batholith is not known.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	23	1055910200-REP-R0001-02

Figure 7.2 Property Geology

North
Power Line
317500E
320000E
5402500N
5400000N
Highway 397
Legend
Previous Drill Hole
Monzonite/Granite/Granodiorite
Gabbro/Diorite
Quartz-Eye Mafic Rock
Mafic Volcanics and Intrusives (Undifferentiated)
Gold Mineralized Horizon
Diabase Dyke
Andesitic Volcaniclastic Rock, Volcanic Sediments and Mafic Intrusives (Harricanna Group)
0 250m 500m
Scale: 1:20000
NAD 83 UTM z 18
ALTO
Destiny Project
Property Geology Map

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	24	1055910200-REP-R0001-02

7.3

STRUCTURAL GEOLOGY

The area was subjected to at least two deformation events. The early biotite-sericitecalcite-sulphide alteration, the calcite-quartz veinlets and the felsic dykes are interpreted to have been overprinted and transposed by a strongly penetrative S1 foliation (orientation unknown), developed during the first deformation event. Therefore, the main alteration would have been emplaced pre- to syn-D1 deformation. Subsequently, the alteration, the felsic dykes and S1 were folded around younger S2 axial plane cleavages, developed during D2 event. The general orientation of the S2 cleavage (axial plane of folds) measured in drill core is 263°/62° and it is showing a strong mineral lineation along cleavage surfaces oriented at 310º/40º. Small-scale folds measured in drill core are estimated to plunge at 280º/20º.

Foliation intensity appears to be directly related to the degree of early phyllosilicate alteration with the strongest alteration associated with the felsic dykes and their immediate wall rocks. The absence of well-developed kinematic indicators such as S-C, extensional crenulation cleavage or shear bands (C’), Riedel and Riedel’ shears, or widespread asymmetric augen structures suggests the intense penetrative fabric probably did not develop in response to non-coaxial simple shear. The strong foliation development is interpreted to largely represent non-rotational or pure shear flattening about a broadly north-south axis of principal shortening (σ1). However, the presence of zones or intervals of more intense penetrative ‘shear’ fabric, locally with minor rotational components, reflects heterogeneous strain due to local anisotropy and rheological contrasts, notably between altered and unaltered lithologies and near the contacts of dykes. These local shears are often better developed along the overturned upper limbs of D2 folds. Auriferous and base metal-bearing milky white quartz veins are provisionally interpreted as late syntectonic tension and shear type veins related to the development of these local shears and the S2 foliation during D2.

Based on vergence indicators, it would appear that the drill holes examined intersect the overturned upper limb (e.g. north-dipping) of a larger macroscopic synform, whereas the lower portions of the drill holes appear to intersect the hinge zone of this synform. The relatively wider intersections noted for Zone 3 possibly reflects structural thickening of the alteration and mineralization in the fold hinge of this inferred synform. The reversal in structural facing directions below Zone 3 indicates the presence of a larger antiformal structure to the south of the area examined (as proposed also by the ground magnetic survey).

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	25	1055910200-REP-R0001-02

8.0 DEPOSIT TYPE

The deposit model used at DAC is analogous to the shear-hosted quartz-carbonate vein lode gold typical to the Abitibi Belt of eastern Ontario and western Quebec. As with all deposits, there are variations within the deposits model.

Anomalous to sub-economic gold mineralization occurs in two wide gold-bearing shears lying along or close to the north and south boundary of the mafic volcanic assemblage. These shears have been invaded by quartz-porphyritic felsic intrusive sills and display very strong mylonitic deformation, biotite and sericitic (potassic) alteration and locally, silica alteration. This unit is flanked both to the north and south by a gabbroic unit characterized by locally abundant blue quartz eyes. Shears locally hosting very high-grade gold mineralization also occur within the southern gabbroic unit and lie parallel to the main gold-bearing shears in the volcanic unit.

The most extensive and higher grading gold mineralization occurs where two shear zones and their felsic intrusives are strongly folded, brecciated and quartz flooded. There is evidence in the drill core to support the theory that the shear zones are part of a large “Z” fold structure, some 150 m in amplitude. This fold structure is host to four broad zones of meter to decimetre thick mineralized shearing, in what has been described as the DAC Zone.

The most extensive and strong gold mineralization occurs in the central portion of the proposed fold, in the shear zone designated Zone 2, along what appears to be faulting and brecciation associated with the axial plane of the large fold. This zone also comprises the most extensive intersections of felsic intrusives, which were cored over intervals ranging to 15 to 20 m. The intrusives display the strong brecciation and quartz flooding.

Gold appears to be directly linked to this quartz and occurs primarily in the native state.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	26	1055910200-REP-R0001-02

9.0 MINERALIZATION

9.1

ALTERATION AND MINERALIZATION

Anomalous gold assays (>100 ppb) associated with variably altered and deformed zones have been intersected within a corridor extending for more than 4 km in length, and about 1.1 km wide. This corridor has been tested by sporadic drilling over its length and locally to below 670 vertical depth.

More detailed drilling has been focused in the area between lines 1+00W and 7+00W and two distinct alteration and mineralization events were observed: (1)- an early phyllosilicate-calcite-sulphide-silica event, and (2)- a younger superimposed base metal-bearing auriferous milky white quartz veining event. The first event is associated with anomalous (>100 ppb Au) to low-grade gold concentration (<5 g/t Au) and consists of fine grained brown biotite and grey-buff carbonate (mainly calcite with minor ferro-dolomite-ankerite) and local weak to strong yellow sericite alteration. The alteration is concentrated in bands, generally 1 to 2 cm wide. Grey, boudinaged calcite-quartz veins/veinlets occur locally; trace to 20% disseminated and vein type pyrite, pyrrhotite and minor light brown to reddish sphalerite are also present in these altered zones.

The type (1) mineralization appears to be genetically related to the emplacement of the felsic porphyry dykes. The altered mineralized zones are generally centered on the felsic dykes and the alteration is commonly more intense and wider at the footwall of those dykes. The width and the intensity of the alteration were observed to be proportional to the abundance and width of the felsic dykes. The alteration of the wall rock displays a strong asymmetric zonal distribution from the dyke contacts outward. Sericite development, pervasive biotite and calcite alteration, grey calcite-quartz veins/veinlets and disseminated pyrite (with minor pyrrhotite and sphalerite) are more abundant near the dyke contacts. Moving away from the dyke, the sericite alteration and the amount of calcite-quartz veining decrease rapidly, the biotite-calcite alteration becomes concentrated in 1 to 2 cm thick layers, and the percentage of sulphides decreases gradually. The ratio of pyrrhotite to pyrite is usually increasing outward from the felsic dyke contacts. Further away from the dyke contacts, the biotite and sulphides gradually disappear and only the banded calcite alteration is left as the most distal alteration facies. Gold grades decrease gradually from the dyke contacts outward and generally no anomalous gold assays are found without the presence of biotite or sericite in the host rock.

The second mineralizing event is characterized by younger quartz veins and veinlet stockwork, generally less than 1 m wide, but up about 10 m wide. These veins crosscut the earlier mineralization and the S1 foliation, but are boudinaged and

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broadly folded along the S2 foliation (late syn-kinematic). These veins contain generally higher grade gold mineralization than the phyllosilicate event, commonly grading more than 5 g/t Au, up to 178.5 g/t Au over 1.0 m (in hole DES06-85). Disseminated to stringer pyrite is always present in the auriferous veins along with variable amounts of pyrrhotite sphalerite, galena, chalcopyrite and visible gold. It was observed that the veins, which contain visible gold, galena and Sphalerite, returned the highest gold assays. It should be noted, however, that minor amounts of sphalerite are common, but many veins containing sphalerite did not return significant gold assays. Galena appears to be a better indicator mineral.

The coarseness of the sulphides and the higher gold concentration in the milky white veins may indicate remobilization and concentration of pre-existing metals associated with the earlier event. Vein development along specific dyke margins can rarely be correlated over more than 50 m strike length between drill fences, thereby suggesting they are relatively small and discontinuous at the depth currently tested.

The presence of early phyllosilicate alteration, and associated anomalous gold assays, were used to define the mineralized zones (termed Zone 1 through 5) identified in the drill hole cross sections. Since all the zones are alike and appear to follow lithological contacts, the correlation between the different zones from section to section was made using stratigraphy.

For example, the altered mineralized zone between the northern melanogabbro and the marker amygdaloidal flow was correlated as Zone 1. The zone at the lower contact of that flow was correlated as Zone 2 (not always present). The alteration zone at the contact of the mafic volcanics and the lower melanogabbro was termed Zone 3 and the zone within the melanogabbro was named Zone 4. Zone 5 is located entirely within the melanogabbro below Zone 4. All these zones were first established from the stratigraphy. Each zone is generally defined by the presence of abundant quartz veining (>25%), mainly the milky white auriferous quartz vein type. Since these veins appear to be discontinuous over more than 50 m along strike, the correlation of these quartz veining zones between sections is still very speculative.

9.2

ZONE 1

Zone 1 is located as the hanging wall zone of the DAC deposit. It has been delineated by diamond drilling and is currently approximately 520 m in strike by 500 m vertical depth or 580 m down dip. The zone has an average true width of 16 m with a dip of approximately -60º to the north. The zone occurs within the metavolcanics at or near the contact with the northern gabbro.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	28	1055910200-REP-R0001-02

Figure 9.1 Zone 1 Oblique Long Section (not to scale)

9.3

ZONE 2

Zone 2 is located approximately 8 to 10 m beneath (footwall) to Zone 1. It has been delineated by diamond drilling and is currently approximately 450 m in strike by 580 m vertical depth or 620 m down dip. The zone has an average true width of 30 m with a dip of approximately -60º to the north. The zone is the thickest zone in the deposit.

Figure 9.2 Zone 2 Oblique Long Section (not to scale)

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9.4

ZONE 3

Zone 3 is the smallest zone within the DAC deposit and is located approximately 25 m underneath Zone 2 and immediately above Zone 4. At times, Zones 3 and 4 may actually merge into a single zone. It has been delineated by diamond drilling and is currently approximately 380 m in strike by 480 m vertical depth or 600 m down dip. The zone has an average true width of 12 m with a dip of approximately -60º to the north.

Figure 9.3 Zone 3 Oblique Long Section (not to scale)

9.5

ZONE 4

Zone 4 is located approximately immediately above the lower gabbro contact. At times, Zones 3 and 4 may actually merge into a single zone. It has been delineated by diamond drilling and is currently approximately 610 m in strike by 600 m vertical depth or 685 m down dip. The zone has an average true width of 21 m with a dip of approximately -60º to the north.

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Figure 9.4 Zone 4 Oblique Long Section (not to scale)

9.6

ZONE 5

Zone 5 is located entirely within the footwall gabbro approximately 20 m from the contact with the metavolcanics that hosts the other four zones. Zone 5 has not been well defined as several drill holes do not completely pass through the zone. It has been delineated by diamond drilling and is currently approximately 350 m in strike by 670 m vertical depth or 760 m down dip. The zone has an average true width of 15 m with a dip of approximately -60º to the north.

Figure 9.5 Zone 5 Oblique Long Section (not to scale)

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10.0 EXPLORATION

Neither Alto nor PFN has conducted any exploration activities other than the diamond drilling program detailed in Section 11.0 of this report.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	32	1055910200-REP-R0001-02

11.0 DRILLING

A total of 152 drillholes totalling 45,149 m have been completed within the boundary of the property (Table 11.1). Approximately 66% of the meters drilling on the property have targeted the DAC deposit of which more than 50% have been drilled by Alto.

Table 11.1 Diamond Drill Summary

Program	Date	Holes	Meters
Soquem	1977-1979	9	1,232
Umex	1986	5	920
Cameco	1998-2001	63	20,623
Alto	2005-2008	56	14,746
Alto & PFN	2009-2010	19	7,628
Total		152	45,149

11.1

HISTORICAL DRILLING

A considerable amount of surface drilling was completed on the Project by various operators since the mid-1970’. Drill logs, assay summaries and assay certificates for most of these historic drillholes are available and were compiled into digital format to support the Mineral Resource estimate. The extent of this work is described in Section 6 “History”. The procedures for various historical drilling campaigns have not been reviewed by Wardrop.

11.2

CAMECO 1998-2001 AND ALTO 2005-2008 DRILL CAMPAIGNS

Cameco was the first operator to start drilling the property in earnest. M. Koziol, Alto’s President, has been involved on the project during the entire time that Cameco and Alto have operated the project and the diamond drill procedures have been consistent throughout this time period.

When Alto took over the project, a re-logging program was initiated, focusing on alteration and structural features, which were incorporated into a logging program. Data collected during Alto’s core logging programs was entered directly on a lap top computer, utilizing the DHLogger program, developed by Century Systems. All sample intervals were selected and marked by the project geologist and then recorded in assay booklets.

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A complete description of the Cameco procedure is available in the 2007 report by Habuchuck

11.3

ALTO & PFN 2009-2010 DRILL CAMPAIGN

The drilling conducted by Alto and PFN during the 2009-2010 drilling campaign was designed to:

  to fill-in large (50-75 m) gaps left untested on the DAC gold deposit between past drill intercepts above the -300 m level, to obtain additional geological and assay data in order to update the NI 43-101 compliant resource estimate to better define the eastern and western limits of the DAC deposit to test deeper levels below the DAC deposit
  to test the western projection of the DAC deformation zone.

Drilling was competed by Forage Mercier Inc based in Val d’Or, Quebec using a single LM-75 surface drill rig. A total of 19 new holes were drilled by Alto and PFN during the 2009-2010 winter drilling campaign of which 16 targeted the DAC deposit (Table 11.2). All holes were drilled NQ and all drill runs were 3.04 m in length.

Table 11.2 2009 – 2010 Diamond Drill Collars

Borehole ID	Easting	Northing	Elevation	Depth	Azimuth	Dip	Target
DES09-120	317560.5	5401838.0	302	380	182	-50	DAC infill
DES09-121	317599.1	5401669.9	302	236	181	-47	DAC infill
DES09-122	317575.5	5401718.0	302	285	185	-52	DAC infill
DES09-123	317527.2	5401750.3	302	317	182	-50	DAC infill
DES09-124	317480.5	5401829.0	302	401	182	-50	DAC infill
DES09-125	317515.1	5401875.6	303	476	183	-55	DAC infill
DES09-126	317435.1	5401891.0	303	467	180	-50	DAC west limit
DES09-127	317435.1	5401891.0	303	494	180	-58	DAC west limit
DES09-128	317413.1	5401905.0	303	471	181	-51	DAC west limit
DES09-129	317412.9	5401849.9	303	422	180	-51	DAC west limit
DES09-130	317360.5	5401913.0	303	471	178	-52	DAC west limit
DES09-131	317360.5	5401723.0	303	299	178	-51	DAC west limit
DES09-132	317271.5	5401871.4	303	434	184	-58	DAC west limit
DES09-133	317544.5	5401900.0	303	449	181	-52	DAC infill
DES10-134	317212.0	5401839.0	303	356	180	-50	DAC west projection
DES10-135	317519.0	5401886.0	303	569	185	-67	DAC depth extension
DES10-136	317548.0	5401900.0	303	557	181	-67	DAC depth extension
DES10-137	317605.6	5401830.0	303	385	181	-50	DAC infill
DES10-138	317511.0	5401497.0	303	152	181	-50	South of DAC

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11.3.1

DRILL COLLAR

Procedures for surveying diamond drillhole collars have been consistent between drilling programs. The Cameco-Alto grid was established by Cameco in 1997 and has been used to provide reference for surface geophysical surveys and diamond drill programs. The baseline for the cartesian grid is located approximately 750 m north of Highway 397 and oriented at an azimuth of approximately 270°. The baseline origin was set at 4+00 Northing and line 0+00 Easting.

In 2000, Corriveau and Associates carried out a GPS Trimble survey locating drillhole collars and grid lines. The drillhole collars were referenced to a UTM coordinate system using the NAD 83 projection with the baseline origin coordinates converted to 5401650N/317800E. The collar locations for the 2009-2010 surface drill programs was determined by chaining from surveyed drillhole casings and measurements with a chain from picket locations on cut grid lines.

The azimuth for the drill holes was determined by turning off angles from cut grids with a compass or by establishing foresight and back sight azimuths using pickets on cut lines.

11.3.2	DOWN HOLE SURVEY Surveys were collected at approximately 50 m intervals using the Reflex E-Z shot.

11.3.3

CORE LOGGING

Core was logged by qualified geologists familiar with the project. Logging was conducted on laptop utilizing the DH Logger software from Century Systems. The core was logged at a rented facility near the Val d’Or airport with the core stored on racks at Forage Val d’Or compound in Val d’Or.

The drill logs recorded major lithological units, alteration, structure, mineralization, veining, textures and minor lithological units as well and the sample intervals.

11.3.4

DRILLHOLE CASING

The casing for all the drillholes with the exception of the first few holes completed by Cemeco are left in the ground and are capped with a marked casing cap to allow for easy location and identification (Figure 11.1).

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	35	1055910200-REP-R0001-02

Figure 11.1 Diamond Drillhole Cap

11.3.5

2009-2010 DIAMOND DRILL RESULTS

Drilling continued to establish continuity between past mineralized intercepts on the deposit. At shallow to moderate depths, drilling encountered moderate to high grade gold mineralization in most of the holes drilled last winter. Low-grade gold mineralization ranging 0.5 to 1.5 g/t was encountered over wide intersections in many of the holes ranging 8 to 25 m in length. In some holes, multiple wide low-grade zones were cored (Table 11.2).

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	36	1055910200-REP-R0001-02

Figure 11.2 Diamond Drill Results

Year	BHID	From (m)	To (m)	Length (m)	Au (g/t)	Zone
2009	DES09-120	294.7	301	6.3	4.52	2
2009	DES09-122	103.7	111.2	7.5	1.27	1
2009	DES09-122	152.5	157.7	5.2	1.13	2
2009	DES09-123	160	165.2	5.2	2.44	1
2009	DES09-123	200	211	11.0	1.48	2
2009	DES09-124	279	291.2	12.2	1.49	3
2009	DES09-126	295.7	302.1	6.4	1.32	2
2009	DES09-127	442.2	451.1	8.9	0.96	4
2009	DES09-128	315	318.6	3.6	1.45	2
2009	DES09-129	257.7	266	8.3	0.97	2
2009	DES09-129	311.7	316.3	4.6	1.43	3
2009	DES09-130	359.1	362.9	3.8	1.05	2
2009	DES09-131	112.6	118.9	6.3	1.45	1
2009	DES09-132	346.3	350.7	4.4	2.13	3
2009	DES09-133	368.3	388.4	20.1	1.06	3
2010	DES10-136	456	462.5	6.5	1.43	3
2010	DES10-137	216.9	227.6	10.7	0.95	1
2010	DES10-137	371	389.9	18.9	1.58	5

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12.0 SAMPLING METHOD AND APPROACH

The following description of the sampling methodology was provided by Robert Tremblay, the geologist present during the drilling program. Drilling was not underway when Wardrop conducted the site visit. Field observations made during the site visit conclude that the logging and sampling methodology describe by Mr. Tremblay are to industry standards, and are acceptable to support a resource estimate.

  Core was delivered daily to the rented core logging facility by either Mr. Martin Genest, the owner of the logging facility, or by staff employed by Alto. Both parties also provided labour for sawing the core samples.
  Core lids are removed and the boxes placed on the core logging table in order.
  A geologist measures run lengths to confirm block markers.
  Core is photographed.
  Logging is completed by the geologist directly into a lap top computer using Century System’s DH Logger.
  Sample lengths are variable, 20 cm minimum sample length, 2 m maximum sample length.
  The samples do not cross lithological boundaries.
  Quartz veins are isolated if possible as well as zones in increased sulphides or alteration.
  Sample intervals are transferred to a sample booklet with pre-printed sample numbers.
  Top-mounted core saw with a fresh water source was used to cut the core.
  The technician verifies the sample number from the drill log with the sample number from pre-printed sample books.
  The technician cuts the core and places one half in a plastic sample bag and returns the other half to the core box.
  One sample tag is placed in the sample bag; one sample tag is stapled into the core box at the beginning of the sample interval.
  Sample bags with sample and sample tag are sealed with zip ties.
  QA/QC samples are inserted into the sample stream (see Section 13.0 Sample Preparation, Analyses and Security for details).

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Samples are placed in rice bags and stored in the core logging facility until shipment.

  Samples are picked up Manitoulin Transport for shipment to Accurassay Laboratories preparation facility in Sudbury.
  Figures 12.1 and 12.2 display the core logging facility and the core cutting facility used on the DAC project.

Figure 12.1 Core Logging Facility

Figure 12.2 Core Cutting Facility

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13.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

13.1.1

SAMPLE PREPARATION

After the sample bags were sealed in rice bags, the samples were stored in the core logging facility waiting shipment. The samples would be stored there with only the personnel appointed by Alto having access. When enough samples had accumulated, the samples would be picked up by Manitoulin Transport for shipment to Accurassay Laboratories preparation facility in Sudbury.

Accurassay is an accredited facility, conforming to requirements of CAN P–4E ISO/IEC 17025, and CAN–P–1579.

All samples are processed using both Jaw Crushers and Ring Mill Pulverizes. Samples received by the lab are processed using the following sample preparation packages:

  dry, crush (<5 kilograms (kg)) 90% -8 mesh (2 mm),
  split (500 grams (g))
  Pulverize to 90% -150 mesh (106 μ).

All sample pulps, including field-inserted Standards and Blanks, were then sent to Accurassay Laboratories in Thunder Bay, Ontario for assaying.

13.1.2

SAMPLE ANALYSES

The gold assay methodology used a standard Fire Assay with AA finish technique on a 30 g aliquot taken from the 500 g pulp. The laboratory prepared and analyzed a second 500 g pulp from the reject for those samples that indicated gold values of between 1 g/t and 5 g/t on the initial analysis. The gold assaying method on the re-split used a standard Fire Assay with Gravimetric finish technique on a 30 g aliquot. Pulp metallic assays were performed on all samples that returned greater than 5 g/t gold on the first assay. This method is often used to determine true gold grades of core characterized by the presence of native gold, which is commonly distributed in an erratic fashion.

Altogether, during the 2009-2010 drill campaign, a total of 2,347 core samples were sent in for gold analysis by fire assay (30 g) with a finish by atomic absorption.

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At no time was an Alto employee or designate of the company involved in the preparation or analysis of the samples.

13.1.3

ALTO QA/QC PROGRAM

Alto‘s Quality Assurance/Quality Control (QA/QC) programs consisted of the insertion of Blanks, Standard Reference Material (SRM) samples into the sample stream at set intervals. Commercial gold standards of three different grades were inserted every 25 samples submitted for assay. These samples bear numbers ending with 00, 25, 50 and 75. A commercial blank was inserted every 50th sample intervals, in numbers ending with 33 and 83

Alto did not include any field duplicates in the QA/QC program. In addition to the field-inserted QA/QC program, the laboratories operate their own laboratory QA/QC system. The labs insert quality control materials, Blanks and duplicates on each analytical run.

The results of the various QA/QC samples are further examined below, yet is should be noted that in all three SRM, the mean values were lower than the accepted values. This may mean that the sample values are slightly under estimated.

13.1.4

BLANK QA/QC

A commercial blank sourced from CDN Laboratories of Vancouver was inserted into the sample steam every 50th samples with sample numbers ending with 33 and 83. A total of 49 blank samples were inserted during the drilling campaign which represents 2% of the sample database (Figure 13.1)

There was only one failure within in the Blank QA/QC data set, which was actually the first Blank inserted during the program. Although any failure during a QA/QC program should be investigated, the fact that the only failure was the first sample is not a major concern. The variance in the Blank sample results increased over the last eleven insertions. This should be monitored in the future.

Alto should continue to use a Blank in their QA/QC program, with two modifications:

1. Replace the commercial blank with a locally sourced rock or core. The purpose of the Blank QA/QC sample is to monitor the preparation laboratory crushing and pulverizing for cross contamination. A commercial blank is already crushed and pulverized.

2. Stagger the location of the Blank sample. The sample should be placed within or immediately following a high-grade interval in order to check for cross contamination.

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Figure 13.1 Blank QA/QC Chart

13.1.5

LOW GRADE SRM (CM-5)

The low grade SRM CM-5 has an accepted value of 0.294 g/t with a between lab’s 95th confidence of 0.046 g/t. The mean grade of the QA/QC samples submitted was 0.284 g/t, just slightly lower than the accepted value but within the confidence level set for between labs. There was only one failure within the QA/QC sample suite submitted (sample #830175). This failure should be examined further to determine the potential source of the error (Figure 13.2).

Overall, there is a lot of variance in the sample results at the beginning of the program, which is evident in the moving average chart. Eventually the lab gets this under control. Past the 10th sample, there is a slight upward trend in the results, likely due to drift in the analytical instruments.

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Figure 13.2 CM-5 Process Performance Chart

13.1.6

AVERAGE GRADE SRM (GS-1E)

The average grade SRM GS-1E has an accepted value of 1.160 g/t with a between lab’s 95th confidence of 0.060 g/t. The mean grade of the QA/QC samples submitted was 1.116 g/t, just slightly lower than the accepted value but within the confidence level set for between labs. There were no failures recorded within the QA/QC sample suite submitted, yet two samples were excluded from the suite as being miss labelled (samples 683375 and 685600) and are likely to be CM-5 samples (Figure 13.3).

Overall, there is a lot of variance in the sample results throughout the campaign, which is evident in the moving range chart. The lab does not get the process under control during the entire campaign. As this is mean grade range for the DAC deposit, this degree of variance in the samples should be a concern and investigated with the lab to see if there is a solution.

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Figure 13.3 GS-1E Process Performance Chart

13.1.7

HIGH GRADE SRM (GS-5E)

The average grade SRM GS-5E has an accepted value of 4.830 g/t with a between lab’s 95th confidence of 0.37 g/t. The mean grade of the QA/QC samples submitted was 4.587 g/t, which is lower than the accepted value but just within the confidence level set for between labs. There were no failures recorded within the QA/QC sample suite submitted (Figure 13.4).

Overall, there is a lot of variance in the sample results throughout the campaign, which is evident in the moving range chart. The lab does not get the process under control during the entire campaign.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	44	1055910200-REP-R0001-02

Figure 13.4 GS-5E Process Performance Chart

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14.0 DATA VERIFICATION

Wardrop carried out an internal validation of the diamond drillholes data files against the original drillhole logs and assay certificates. The validation of the data files was completed on 15 of the 152drillholes in the total database or 9.7% of the dataset. Data verification was completed on collar co-ordinates, end-of-hole depth, down-thehole survey measurements, From and To intervals, measurements of assay sampling intervals, and gold grades. No errors were identified in the collar, survey or lithology files.

The Assay file contained 45 entries that were corrected, primarily due to minor calculation discrepancy in the averaging of the assays. This represents less than 0.3% errors within the entire assay dataset. Corrections were made to the data set only if the difference in the assays were greater than 0.1 g/t. Table 14.1 outlines the corrections that were made to the data. All assays entered as zeros (0) were converted to half the detection limit and were not considered to be errors in the data.

Table 14.1 Corrected Assays

BHID	Sample #	Old Assay (g/t)	Corrected Assay (g/t)	Reason
DES0035	24912	0.0001	0.026	result from assay certificate
DES0041	868500	0.0001	0.006	result from assay certificate
DES09-127	685937	0.0012	0.0025	half detection limit
DES09-120	683067	0.0013	0.0025	half detection limit
DES06-88	194530			sample blank, assays from certificate VO06014128
DES06-88	194531			sample blank, assays from certificate VO06014128
DES06-88	194532			sample blank, assays from certificate VO06014128
DES06-88	194533			sample blank, assays from certificate VO06014128
DES06-92	194758			sample # mislabeled, corrected with certificate VO06019780
DES06-92	194759			sample # mislabeled, corrected with certificate VO06019780
DES06-92	194760			sample # mislabeled, corrected with certificate VO06019780
DES06-92	194761			sample # mislabeled, corrected with certificate VO06019780

table continues...

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BHID	Sample #	Old Assay (g/t)	Corrected Assay (g/t)	Reason
DES06-92	194762			sample # mislabeled, corrected with certificate VO06019780
DES06-92	194763			sample # mislabeled, corrected with certificate VO06019780
DES06-98	195756			sample lost
DES0043	868779	0.3267	0.32	corrected average
DES0043	868780	1.227	1.2755	corrected average
DES0043	868781	0.631	0.5565	corrected average
DES0043	868784	1.3383	1.2825	corrected average
DES0045	885102	4.54	4.522	corrected average
DES0051	885552	2.228	2.204	corrected average
DES01-60	64903	16.748	16.7475	corrected average
DES05-64	63695	2.04	2.13	corrected average
DES05-65	63508	2.82	2.87	corrected average
DES05-67	63978	2.13	2.06	corrected average
DES05-68	68061	2.58	2.65	corrected average
DES05-81	72502	2.65	2.57	corrected average
DES05-82	72672	1.335	1.28	corrected average
DES09-131	688427	1.223	1.125	corrected average
DES09-132	264949	1.387	1.316	corrected average
DES09-133	830081	1.301	1.2125	corrected average
DES10-134	830163	1.282	1.333	corrected average
DES10-134	830194	1.093	1.146	corrected average
DES10-134	830293	1.142	1.241	corrected average
DES10-135	830370	1.311	1.3725	corrected average
DES10-135	830397	0.079	0.1335	corrected average
DES10-135	830443	1.149	1.0925	corrected average
DES10-136	830622	1.284	1.2065	corrected average
DES10-137	830711	2.196	2.1205	corrected average
DES10-137	830734	12.002	12.056	corrected average
DES10-137	830812	2.18	2.121	corrected average
DES10-138	830856	2.491	2.5665	corrected average
DES9928	23771	0.4915	0.534	corrected average
DES06-88	184558	10.75	9,76	corrected average
DES06-85	194192	167	190	corrected average

Note: all values quoted at 0 g/t were changed to 0.0025 g/t (half detection limit). Only averages with differences greater than 0.1 g/t were corrected. Column Au_reject_assay_gpt contained a mix of data stated in ppb and ppm.

The drillhole data was imported into the Datamine program, which has a routine that checks for duplicate intervals, overlapping intervals and intervals beyond the end of hole. The errors identified in the routine were checked against the original logs and corrected.

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Wardrop confirmed the locations of five surface drillhole collars during the site visit. Wardrop collected the collar locations using a Garmin GPSmap 60Cx handheld GPS unit. Table 14.2 displays the results of the collar validation. The accepted error for the 60Cx GPS unit is typically +/- 5 m range. Three of the five holes had collar coordinates that differed by more than ten meters. This was primarily in the northern direction. Although the hand held GSP is not deemed to be truly accurate, it is recommended that Alto have all the collars locations resurveyed in order to verify the locations.

Table 14.2 Drill Collar Check

BHID	Alto Ventures			Wardrop			Difference
	Easting	Northing	Elevation	Easting	Northing	Elevation
DES09-120	317560	5401838	302	317556	5401851	302	13.7
DES09-123	317527	5401750	302	317527	5401756	301	5.8
DES09-124	317480	5401829	302	317485	5401844	305	15.9
DES10-136	317548	5401900	303	317548	5401919	304	19.0
DES10-137	317605	5401830	303	317608	5401834	307	6.1

Six independent samples of mineralized split drill core (¼ core) were collected for check assaying representing different mineralization grade ranges. The samples were bagged, sealed on site and delivered to ALS Minerals (ALS) in Val d’Or. The samples were prepared in Val d’Or and the pulps were shipped by ALS to Vancouver, British Columbia for analysis.

ALS is accredited to international quality standards through the International Organization for Standardization /International Electrotechnical Commission (ISO/IEC) 17025 (ISO/IEC 17025 includes ISO 9001 and ISO 9002 specifications) with CAN-P-1579 (Mineral Analysis).

The six samples were analyzed for gold using analysis package Au-AA25 which is a fire assay with an AA finish. Five samples were re-analyzed for gold using analysis package AU-Grav21, which is a fire assay with Gravimetric finish. Any samples returning values greater than 1 ppm would be re-assayed with a gravimetric finish (Table 14.3).

Of the samples collected, two samples had results with greater than 50% absolute difference, including one sample that Alto assayed as 0.7 g/t and Wardrop average for the quarter core was 4.98 g/t.

The check samples confirm the presence of gold in the system and the erratic nature.

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Table 14.3 Check Assays

BHID	From	To	Alto Sample #	Alto Au_AA	Alto Au_grav	Alto Average	Wardrop Sample #	Wardrop Au-AA	Wardrop Au-grav	Wardrop Average	Abs % difference
DES09-124	219	220	683430	0.73		0.73	40309	0.81		0.81	10%
DES09-124	286	286.5	685503	1.73	1.60	1.66	40310	1.52	1.63	1.58	6%
DES09-133	375	376	830054	3.56	5.49	4.53	40311	2.89	3.07	2.98	52%
DES09-133	384.1	384.8	830065	0.70		0.70	40312	4.88	5.07	4.98	86%
DES10-137	223.6	224.4	830715	1.37	1.08	1.23	40313	1.12	1.27	1.20	3%
DES10-137	384.5	385.2	830812	2.18	2.06	2.12	40314	1.91	2.50	2.21	4%

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15.0 ADJACENT PROPERTIES

There are no properties adjacent or in the immediate vicinity of the Destiny Property.

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16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Neither Alto nor PFN have conducted any metallurgical testing on material from the DAC deposit.

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17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1

HUBACHECK 2007 RESOURCES ESTIMATE

Hubacheck employed the “vertical cross-section method” supported by geostatistical 3D block modelling to estimate the gold resources within the DAC Deposit (Hubacheck, 2007).

The DAC Deposit resource estimate was supported by 30 drill holes arrayed on a grid layout on 11 drill fence sections from 317280E to 317580E, containing 2,274 assays. The geological interpretation is based on 11 north-south cross-sections spaced at 25 m apart from 317280E to 317580E and one 50 m spaced section (317,280E to 317,580E) covering a strike length of 300 m along the mineralized trend. Level plans spaced at 25 m apart were used to check the geological interpretation.

Computer drafted cross-sections showing mineral zone outlines were provided by Alto. The composite control table has 102 mineralized intersections that have zone codes related to the 2A, 2B, 3A, 4A and 5A zones and 2C, 3B and 5B sub-zones.

Detailed drilling on the DAC deposit between sections 317,405E and 317,505E shows good continuity and is of sufficient density on five sections that the gold resource outlined in this region are classified as “Indicated”. At the 3.0 g/t Au cut-off grade, Hubacheck estimates that the Indicated Mineral Resources of the DAC deposit total 166,863 tonnes at an average grade of 6.88 g/t Au and contain 36,892 oz of gold, cutting all high assays to 75 g/t Au. Hubacheck estimates that the Inferred Mineral Resources total 444,753 tonnes at an average cut grade of 4.46 g/t Au and contain 63,839 oz of gold.

17.2	WARDROP 2010 RESOURCE ESTIMATE

17.2.1

DATABASE

Alto maintains all drillhole data in a Century Systems DHLogger database. The headers, survey, lithology, assays and numerous other tables were exported to CSV format then transferred to Wardrop. The CSV files were created on October 6th, 2010. The Project has been drilled by 152 drillholes. However, only drillholes within

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the areas of interest and with exploration potential were included in the resource estimate.

All resource estimations were conducted using Datamine Studio 3 version 3.19.3638.0.

Table 17.1 summarizes the number of drillholes used in the resources estimate for each zone.

Table 17.1 Drill Data Set

	Project Total	Zone 1	Zone 2	Zone 3	Zone 4	Zone 5
# of Holes	152	68	65	52	65	47

17.2.2

SPECIFIC GRAVITY

A total of 49 samples were tested for Specific Gravity (SG) from eight drill holes coinciding with intervals used in the resource estimation process. A few of the SG determinations included boundary samples in alteration zones surrounding main veins. The Zone 2 veins had 39 determinations. Wardrop used a SG factor of 2.76 for the mineral resource estimate.

Wardrop would recommend that Alto continue to collect SG measurements from various rock types in order to build up the data set. At a minimum, 2% of the data set should have a SG measurement. This would mean that Alto’s current SG data set should have a minimum of 115 samples.

17.2.3

EXPLORATORY DATA ANALYSIS

Assays

The five zones (1 through 5), which are part of the Mineral Resource, were sampled by a total of 5,818 assays (Table 17.2). Complete assay information was provided for gold.

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Table 17.2 DDH Assay Statistics

Zone	Field	N samples	Min	Max	Mean	Stand Dev
Zone 1	LENGTH	954	0.10	26.00	1.15	1.67
	AU_GT	860	0.00	54.10	0.58	2.20
Zone 2	LENGTH	2046	0.05	22.00	1.00	1.29
	AU_GT	1983	0.00	190.00	1.01	5.41
Zone 3	LENGTH	964	0.05	24.80	1.09	1.39
	AU_GT	897	0.00	47.10	0.73	2.52
Zone 4	LENGTH	1621	0.01	11.20	1.00	0.75
	AU_GT	1532	0.00	38.20	0.53	1.86
Zone 5	LENGTH	782	0.01	30.10	1.51	2.58
	AU_GT	546	0.00	47.40	0.91	3.25

Grade Capping

Raw assay data was examined to assess the amount of metal that is at risk from high-grade assays. The Datamine© Decile function was used to determine if grade capping was required for gold in the various zones. Wardrop elected to apply a top cut to the grades that exceeded 40% metal content in the ninetieth (90th) decile. Various capping grades were applied to the zones based on the 99th percentile. Tables 17.3 shows a summary of the top cuts that were applied to the various zones datasets.

Table 17.3 Grade Capping

Zone	# Sample	# Samples Capped	Grade Range Capped	Capping Value	% Capped
1	341	5	8.32 - 54.13	7.53	1.5%
2	812	9	22.1 - 190	19.63	1.1%
3	371	9	6.92 - 47.1	6.66	2.4%
4	511	6	17.71 - 38.01	10.80	1.2%
5	187	8	16.19 - 58.9	14.00	4.3%

Composites

Gold assay data were composited into 1 m downhole intervals honouring the interpreted geological solids. A 1 m composite length was selected as a majority of the assays are in the 1 m range for length, and it corresponds to approximately a half to a third the cell size to be used in the modelling process. The backstitching process was used in the compositing routine to ensure all captured sample material was included. The backstitching routine adjusts the composite lengths for each individual drillhole in order to compensate for the last sample interval. The result is individual boreholes have composites that vary in length from 0.90 to 1.07 m, yet have a mean

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composite length of 1 m. Table 17.4 summarizes the statistics of the boreholes after capping and compositing. Table 17.4 DDH composite Stats

Zone	Field	N samples	Min	Max	Mean	Stand Dev
Zone 1	LENGTH	1099	0.94	1.07	1.00	0.020
	AU_GT	794	0.003	9.077	0.475	0.857
Zone 2	LENGTH	2049	0.97	1.01	1.00	0.008
	AU_GT	1743	0.003	16.825	0.675	1.626
Zone 3	LENGTH	1051	0.90	1.10	1.00	0.017
	AU_GT	826	0.003	14.857	0.538	1.011
Zone 4	LENGTH	1623	0.96	1.02	1.00	0.011
	AU_GT	1422	0.003	15.970	0.441	1.074
Zone 5	LENGTH	1182	0.90	1.02	1.00	0.012
	AU_GT	486	0.003	17.650	0.691	1.707

17.2.4

GEOLOGICAL INTERPRETATION

Three-dimensional wireframe models of mineralization were developed for the five zones based on an Au cutoff of greater than 0.3 g/t and a minimum 2-m horizontal width. Bedrock subsurface was also created using a digital terrain model based on the data provided in the drill logs.

Sectional interpretations were digitized in Datamine Studio version 3.19.3638.0 software, and these interpretations were linked with tag strings and triangulated to build three dimensional solids. Table 17.5 tabulates the solids and associated volumes. The solids were validated in Datamine and no errors were found.

The zones of mineralization interpreted for each area were generally contiguous; however, due to the nature of the mineralization there are portions of the wireframe that have grades less than 0.3 g/t, yet are still within the mineralizing trend.

The non-assayed intervals were assigned void (-) value. The author believes that non-assayed material should not be assigned a zero value, as this does not reflect the true value of the material.

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Table 17.5 Wireframe Statistics

Zone	Wireframe Dimensions						Volume (m3)
	Minimum X	Maximum X	Minimum Y	Maximum Y	Minimum Z	Maximum Z
1	317100	317622	5401575	5401921	-253	330	4,341,000.18
2	317181	317641	5401514	5401899	-285	321	7,685,900.28
3	317181	317581	5401487	5401487	-328	310	3,424,820.19
4	317721	317721	5401441	5401845	-365	311	7,278,309.26
5	317269	317630	5401392	5401831	-400	312	6,698,055.69

17.2.5

SPATIAL ANALYSIS

Variography, using Datamine Studio version 3.19.3638.0 software, was completed for gold in all five zones individually. Downhole variograms were used to determine nugget effect and then correlograms were modelled to determine spatial continuity in the zones.

Table 17.6 summarizes results of the variography.

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Table 17.6 Variogrpahy Results

VDESC	VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4
Z1	1	0	0	45	3	2	1	0.3	1	80	60	10	0.437
Z2	2	0	0	45	3	2	1	0.01	1	40	30	10	0.9
Z3	3	0	0	45	3	2	1	0.02	1	90	40	10	0.8
Z4	4	0	0	45	3	2	1	0.25	1	40	30	10	0.75
Z5	5	0	0	45	3	2	1	0.1	1	50	70	10	0.9

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17.2.6

RESOURCE BLOCK MODEL

Individual block models were established in Datamine for all five zones using one parent model as the origin. The model was not rotated.

Drillhole spacing varies with the majority of the drilling tightly spaced from 25 m. A block size of 5 x 2 x 5 m was selected in order to accommodate the more closely spaced drilling and the narrow nature of the mineralization.

Subcelling of the block model on a 1 x 1 x 1 allows the parent block to be split once in each direction to more accurately fill the volume of the wireframes, thus more accurately estimate the tonnes in the resource.

Table 17.7 summarizes details of the parent block model.

Table 17.7 Parent Block Model

Origin			Cell Size			Number of Cells
X Origin	Y Origin	Z Origin	XINC	YINC	ZINC	NX	NY	NZ
317000	5401300	-500	5	2	5	160	350	180

The interpolations of the five zones were completed using the estimation methods: nearest neighbour (NN), inverse distance squared (ID2) and ordinary kriging (OK). The estimations were designed for three passes. In each pass a minimum and maximum number of samples were required as well as a maximum number of samples from a borehole in order to satisfy the estimation criteria. Table 17.8 and 17.9 summarizes the interpolation criteria for all five zones.

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Table 17.8 Estimation Criteria

Zone	Edesc	EREFNUM	VALUE_IN	VALUE_OU	NUMSAM_F	SVOL_F	SREFNUM	IMETHOD	POWER	VREFNUM
1	NN EST PAR	1	AU_Cap	AU_NN			1	1
	ID EST PAR	2	AU_Cap	AU_ID			1	2	2
	OK EST PAR	3	AU_Cap	AU_OK	numsam	svol	1	3		1
2	NN EST PAR	1	AU_Cap	AU_NN			2	1
	ID EST PAR	2	AU_Cap	AU_ID			2	2	2
	OK EST PAR	3	AU_Cap	AU_OK	numsam	svol	2	3		2
3	NN EST PAR	1	AU_Cap	AU_NN			3	1
	ID EST PAR	2	AU_Cap	AU_ID			3	2	2
	OK EST PAR	3	AU_Cap	AU_OK	numsam	svol	3	3		3
4	NN EST PAR	1	AU_Cap	AU_NN			4	1
	ID EST PAR	2	AU_Cap	AU_ID			4	2	2
	OK EST PAR	3	AU_Cap	AU_OK	numsam	svol	4	3		4
5	NN EST PAR	1	AU_Cap	AU_NN			5	1
	ID EST PAR	2	AU_Cap	AU_ID			5	2	2
	OK EST PAR	3	AU_Cap	AU_OK	numsam	svol	5	3		5

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Table 17.9 Search Criteria

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17.2.7

RESOURCE CLASSIFICATION

Several factors are considered in the definition of a resource classification:

  National Instrument 43-101 requirements
  Canadian Institute of Mining, Metallurgy and Petroleum guidelines.
  Authors experience with Archean and Proterozoic gold deposits.
  Spatial continuity based on variography of the assays within the drillholes.

No environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues are known to the authors that may affect the estimate of mineral resources. Mineral reserves can only be estimated on the basis of an economic evaluation that is used in a Preliminary Feasibility Study or a Feasibility Study of a mineral project; thus, no reserves have been estimated. As per NI 43- 101, mineral resources, which are not mineral reserves, do not have to demonstrate economic viability.

17.2.8

MINERAL RESOURCE TABULATION

The resource reported as of January 2011 has been tabulated in terms of a gold cutoff grade. The Mineral Resources for the five zones at the DAC deposit are tabulated in Tables 17.10 to 17.15 for the Indicated and Inferred resources respectively. The resources are tabulated using various cutoff grades for gold up to an upper bound of greater than 3.0 g/t gold.

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Table 17.10 Zone 1 Tonnes & Grades

Total Class	ID Cutoff	Tonnes	Au(g/t)	Au Ounces
IND	0.2	4,185,890	0.51	68,500
	0.4	2,114,700	0.71	48,140
	0.5	1,395,630	0.84	37,760
	0.6	961,410	0.98	30,180
	0.8	528,500	1.21	20,540
	1.0	325,260	1.41	14,720
	1.5	102,230	1.86	6,100
	2.0	24,370	2.37	1,850
	2.5	7,090	2.80	640
	3.0	1,530	3.21	160
INF	0.2	2,765,600	0.47	41,860
	0.4	1,514,650	0.61	29,510
	0.5	971,900	0.70	21,720
	0.6	573,310	0.80	14,740
	0.8	216,580	0.98	6,850
	1.0	83,000	1.15	3,060
	1.5	3,670	1.66	200
	2.0	20	2.10	0
	2.5	0	2.76	0
	3.0	0	3.27	0

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Table 17.11 Zone 2 Tonnes & Grades

Total Class	ID Cutoff	Tonnes	Au(g/t)	Au Ounces
IND	0.2	5,617,320	0.78	141,610
	0.4	3,670,770	1.04	123,090
	0.5	2,942,740	1.19	112,640
	0.6	2,424,440	1.33	103,483
	0.8	1,700,000	1.60	87,390
	1.0	1,297,770	1.82	75,850
	1.5	697,680	2.33	52,280
	2.0	406,840	2.77	36,170
	2.5	225,440	3.20	23,190
	3.0	115,460	3.64	13,510
INF	0.2	5,774,380	0.56	103,860
	0.4	2,702,030	0.86	74,900
	0.5	1,841,090	1.06	62,490
	0.6	1,305,710	1.26	53,070
	0.8	882,510	1.54	43,800
	1.0	690,640	1.73	38,320
	1.5	423,590	2.05	27,930
	2.0	201,130	2.33	15,050
	2.5	42,370	2.90	3,950
	3.0	14,120	3.15	1,430

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Table 17.12 Zone 3 Tonnes & Grades

Total Class	ID Cutoff	Tonnes	Au(g/t)	Au Ounces
IND	0.2	3,212,960	0.61	63,080
	0.4	1,820,880	0.86	50,210
	0.5	1,370,740	0.99	43,680
	0.6	1,081,210	1.11	38,610
	0.8	752,050	1.29	31,290
	1.0	543,340	1.45	25,290
	1.5	169,840	1.91	10,430
	2.0	41,580	2.64	3,520
	2.5	23,250	2.97	2,220
	3.0	7,110	3.42	780
INF	0.2	1,854,210	0.55	32,940
	0.4	923,840	0.83	24,650
	0.5	725,470	0.93	21,760
	0.6	547,110	1.06	18,620
	0.8	373,970	1.23	14,780
	1.0	248,200	1.39	11,120
	1.5	77,630	1.91	4,760
	2.0	29,120	2.19	2,050
	2.5	20	2.51	0
	3.0	-	0.00	-

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Table 17.13 Zone 4 Tonnes & Grades

Total Class	ID Cutoff	Tonnes	Au(g/t)	Au Ounces
IND	0.2	6,945,310	0.71	158,800
	0.4	4,587,630	0.92	136,420
	0.5	3,542,570	1.06	121,220
	0.6	2,626,100	1.24	105,110
	0.8	1,714,220	1.54	85,010
	1.0	1,245,990	1.79	71,550
	1.5	648,410	2.31	48,240
	2.0	380,030	2.73	33,300
	2.5	191,740	3.24	19,960
	3.0	107,360	3.64	12,560
INF	0.2	6,067,390	0.64	124,380
	0.4	4,404,090	0.76	107,970
	0.5	3,085,330	0.89	88,770
	0.6	2,110,970	1.06	71,720
	0.8	1,265,770	1.31	53,250
	1.0	952,240	1.44	44,220
	1.5	371,030	1.80	21,450
	2.0	67,550	2.13	4,620
	2.5	1,170	3.07	120
	3.0	470	3.59	60

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Table 17.14 Zone 5 Tonnes & Grades

Total Class	ID Cutoff	Tonnes	Au(g/t)	Au Ounces
IND	0.2	4,313,860	0.56	77,970
	0.4	2,177,770	0.83	57,920
	0.5	1,573,870	0.97	49,230
	0.6	1,132,540	1.14	41,460
	0.8	664,460	1.46	31,140
	1.0	446,400	1.73	24,900
	1.5	201,910	2.38	15,430
	2.0	127,100	2.75	11,260
	2.5	68,280	3.18	6,980
	3.0	28,550	3.91	3,590
INF	0.2	6,079,980	0.50	98,140
	0.4	2,587,510	0.79	65,480
	0.5	1,706,560	0.96	52,850
	0.6	1,260,480	1.11	45,070
	0.8	795,740	1.36	34,750
	1.0	547,280	1.57	27,690
	1.5	257,710	1.93	16,030
	2.0	87,770	2.37	6,680
	2.5	14,400	3.14	1,450
	3.0	5,940	3.78	720

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Table 17.15 DAC Deposit Tonnes & Grades

Total Class	ID Cutoff	Tonnes	Au(g/t)	Au Ounces
IND	0.2	24,275,300	0.65	509,960
	0.4	14,371,800	0.90	415,780
	0.5	10,825,500	1.05	364,530
	0.6	8,225,700	1.21	318,840
	0.8	5,359,200	1.48	255,370
	1.0	3,858,800	1.71	212,310
	1.5	1,820,100	2.26	132,490
	2.0	979,900	2.73	86,100
	2.5	515,800	3.19	52,970
	3.0	260,000	3.66	30,600
INF	0.2	22,541,600	0.55	401,190
	0.4	12,132,100	0.78	302,500
	0.5	8,330,400	0.92	247,590
	0.6	5,797,600	1.09	203,210
	0.8	3,534,600	1.35	153,420
	1.0	2,521,400	1.53	124,390
	1.5	1,133,600	1.93	70,360
	2.0	385,600	2.29	28,400
	2.5	58,000	2.96	5,520
	3.0	20,500	3.35	2,200

Based on the results of similar gold projects located in the provinces of Ontario and Quebec, a 0.5g/t Au cutoff was used to tabulate the total within the various categories. This based on the following parameters;

  4:1 stripping ratio
  Operating cost of $14.30/tonnes at 10,000 tpd
  Gold price of $US973/troy oz
  $US to $Cdn conversion of 1.02
  Gold Recovery of 94%

Table 17.16 summaries the resource estimate at the 0.5 g/t Au cutoff.

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Table 17.16 DAC Resource Estimation

Class	Zone	Tonnes	Au(g/t)	Au Ounces
Indicated	1	1,395,600	0.84	37,760
	2	2,942,700	1.19	112,640
	3	1,370,700	0.99	43,680
	4	3,542,600	1.06	121,220
	5	1,573,900	0.97	49,230
	Total	10,825,500	1.05	364,530
Inferred	1	971,900	0.70	21,720
	2	1,841,100	1.06	62,490
	3	725,500	0.93	21,760
	4	3,085,300	0.89	88,770
	5	1,706,600	0.96	52,850
	Total	8,330,400	0.92	247,590
Note: ID2 method @ 0.5 g/t cut-off

17.2.9

VALIDATION

The DAC Deposit gold grade models were validated by two methods:

1 Visual comparison of colour-coded block model grades with composite grades on section and plan.

2 Comparison of the global mean block grades for ordinary kriging, inverse distance squared, nearest neighbour and composites.

Visual Comparison

The visual comparisons of block model grades with composite grades for each of the five zones show a reasonable correlation between the values. No significant discrepancies were apparent from the sections and plans reviewed, yet grade smoothing is apparent (Figures 17.1 and 17.2).

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	68	1055910200-REP-R0001-02

Figure 17.1 Cross Section

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	69	1055910200-REP-R0001-02

Figure 17.2 Plan View

Global Comparison

The global block model statistics for the ordinary kriging model were compared to the global inverse distance squared and nearest neighbour model values as well as the composite capped drillhole data. Table 17.17 shows this comparison of the global estimates for the three estimation method calculations. In general, there is agreement between the ordinary kriging model and inverse distance squared model and nearest neighbour model. Larger discrepancies are reflected as a result of lower drill density in some portions of the model. There is a degree of smoothing apparent when compared to the diamond drill statistics. Comparisons were made using all blocks at a 0 g/t cutoff.

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Table 17.17 Global Mean Statistics

	DDH Capped Composite	NN Tonnes	NN Grade	ID2 Tonnes	ID2 Grade	OK Tonnes	OK Grade
Zone 1	0.48	8,883,000	0.43	8,883,000	0.41	8,883,000	0.43
Zone 2	0.68	17,963,000	0.43	17,963,000	0.46	17,963,000	0.47
Zone 3	0.54	7,479,000	0.40	7,479,000	0.44	7,479,000	0.44
Zone 4	0.44	15,877,000	0.47	15,877,000	0.58	15,877,000	0.56
Zone 5	0.69	16,281,000	0.38	16,281,000	0.38	16,281,000	0.39

17.3

2010 MODEL COMPARED TO 2007 MODEL

There are several parameters that differentiate the 2010 Wardrop block model and the 2007 Hubacheck block model. The primary differences are listed in table 17.18.

Table 17.18 Model Parameter Differences

	2010 Wardrop Model	2007 Hubacheck Model
Number of Drill Holes	68	30
Grade Capping	variable by zone	yes - set at 75 g/t
Composite Length	1.0 m	2.0 m
Gold Pricing	$US973/oz	$US530/oz
Cut off Grade	0.5 g/t	3.0 g/t
Number of Mineral Zones	5 zones	5 main zones with 8 sub-zones
Estimation Method	Inverse distance with nearest	cross section nearest neighbour
	neighbour and krig validation	with inverse distance validation

There has been a substantial amount of new drilling completed since the Hubacheck model was created with the intention of increasing the size of the mineral resource. In addition, the different modeling parameters, would lead to a change in the resource tonnes being stated.

When similar cut off grade parameters used in the 2007 Hubacheck model are applied against the 2010 Wardrop nearest neighbour model, comparable grades are registered (Table 17.19).

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Table 17.19 Comparable Grades

	2010 Wardrop NN Model		2007 Hubacheck Cross Section		Difference		% change
	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Tonnes	Grade
Indicated Resource @ 3.0 g/t cutoff	930,400	6.16	166,863	6.88	763,537	-0.72	458%	-10.47%
Inferred Resources @ 2.0 g/t cutoff	708,800	4.43	444,753	4.46	264,047	-0.03	59%	-1%

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This would indicate that 1) the 2007 Hubacheck model was valid at the time it was created. 2) The additional drill holes placed into the deposit, while expanding the resource, the grades intersected remain consistent with the grades reported in earlier drill programs. Although the grades are variable within drillholes, the grades have a lower variability within the entire zone. This would lead to the understanding that there is little potential to identify a higher grade core within the deposit.

Going forward, all future resources estimate on the DAC Deposit should be completed using the Inverse Distance or Krig methodology with the Nearest Neighbour method only being used to compare the global results for validation purposes.

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18.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information material to the project.

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19.0 INTERPRETATION AND CONCLUSIONS

Based on the review of the available information and observations made during the site visit, the author concludes the following, in no particular order of perceived importance:

  The DAC Deposit is currently held 100% by Alto, which has entered into a business arrangement with PFN whereby PFN has an option to earn 60% of the project from Alto.
  The DAC is analogous to the shear-hosted quartz-carbonate vein lode gold typical to the Abitibi Belt of eastern Ontario and western Quebec.
  The DAC is associated with sheared quartz-porphyritic felsic intrusive sills with mylonitic deformation, biotite and sericitic (potassic) alteration and locally, silica alteration.
  Mineralization is currently defined in five parallel zones.
  Drilling and sampling procedures, sample preparation and assay protocols are generally conducted in agreement with best practices.
  Verification of the drillhole collars, surveys, assays, core and drillhole logs indicates the Alto data is reliable.
  Based on the QA/QC program, the data is sufficiently reliable to support the resource estimate generated for the five zones at the DAC Deposit.
  The mineral models have been constructed in conformance to industry standard practices.
  The geological understanding is sufficient to support the resource estimation.
  At a gold cut-off grade of 0.5 g/t Au, the five zones contain an Indicated Resource of about 10.8 million tonnes with an average grade of 1.05 g/t Au. The Inferred Resource totals 8.3 million tonnes with an average grade 0.92 g/t Au.
  The specific gravity value used to determine that tonnage was derived from limited samples, which may reflect a lack of precision with respect to the resource tonnages.
  The DAC resource remains open in both strike and dip.
  The property hosts other zones with similar geology, alteration and mineralization to the DAC deposit.

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20.0 RECOMMMENDATIONS

It is the author’s opinion that additional exploration expenditures are warranted. Two separate exploration programs are proposed. Each can be carried out concurrently and independently of each other, and neither is contingent on the results of the other.

20.1

PHASE 1 DAC RESOURCE EXPANSIONS

Phase 1 is designed to investigate the strike extension of the current resource for Zones 1, 2, 3, 4 and 5. This will entail a diamond drilling program.

The drilling campaigns should be designed to target the potential strike extensions of Zones 1 to 5 to a depth of approximately 450 m vertical. Some holes will have to be collared in to Zone 1 in order to intersect Zone 5 at a shallow depth.

Upon the completion of the drilling campaign, all drill collars completed since 2000 should be surveyed and the drill database updated.

Table 20.1 summarizes the exploration program proposed.

Table 20.1 Phase 1

Project	Activity	Rate	Units	Cost
DAC	DD Drilling (13 holes)	$150/m*	6,000	$900,000
DAC	Survey Collars	$350/day	3	$24,000
Indirect Costs	Salaries	$8000/month	4	$32,000
	Fuel	$1500/month	3	$4,500
	Admin - Camp	$2500/month	3	$7,500
	Consumable			$55,000
Total				$1,023,000

20.2

PHASE 1 DAC RESOURCE DELINEATION

Phase 2 is designed to investigate the known resource in order to improve the understanding of the geometry and potentially increase the resource category of all five zones. The Phase 2 program does not depend on the successful results from the Phase 1 program.

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Drilling should target all zones on an approximate grid of 20 m along strike and 15 m down dip. Table 20.2 summarizes the Phase 2 exploration budget proposed. Table 20.2 Phase 2

Project	Activity	Rate	Units	Cost
DAC	DD Drilling (45holes)	$150/m*	20,000	$3,000,000
Indirect Costs	Salaries	$8000/month	7	$56,000
	Fuel	$1500/month	5	$7,500
	Admin - Camp	$2500/month	5	$12,500
	Consumable			$100,000
Total				$3,176,000
*Note: includes all drilling related charges, sample analysis, road building.

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21.0 REFERENCES

Babin, D., Coad, P., and Barber, R., 1999 (a), Cameco Gold Inc., Report on the 1999 Diamond Drilling Program, Phase I, Despinassy Project, Despinassy Township, Quebec, NTS 32C/11, 32C/12, 32C/13 and 32C/14.

Babin, D., Coad, P., and Barber, R., 1999 (b), Cameco Gold Inc., Report on the 1999 Diamond Drilling Program, Phase II, Despinassy Project, Despinassy Township, Quebec, NTS 32C/11, 32C/12, 32C/13 and 32C/14.

Babin, D., Coad, P., and Barber, R.,1999 Diamond Drilling Program, Phase III, Despinassy Project, Despinassy Township, Quebec, NTS 32C/11, 32C/12, 32C/13 and 32C/14.

Berube, P., 2000, Logistic and Interpretation Report on MAG and IP surveys at Despinassy Project, Despinassy Township, Quebec, Canada, On behalf of Cameco Gold Inc. in J.V. with Major General Resources Ltd.-Contractor`s Report, Assessment file.

CostMine, 2010, Mining Cost Services, Cost Model, InfoMine USA Inc.

Faber, A, 1998, Cameco Gold Inc., Report on the 1998 Diamond Drilling Program, Despinassy Project, Despinassy Township, Quebec, NTS 32C/13 and 32C/14.

Hubacheck, P.C., 2007, NI43-101 Technical Report a resources Estimation of the DAC Gold Deposit, Dispinassy Twp., Val d’Or, Quebec.

Koziol, M., Babin, D., and Fournier, A., 1999, Cameco Gold Inc., Report on the 1999 Diamond Drilling Program on the Rochebaucourt option, Despinassy Project, Despinassy Township, Quebec, NTS 32C/11, 32C/12, 32C/13 and 32C/14.

Lambert, G., 1999, Geophysical Surveys-Mag-HLEM & IP, For Cameco Gold Inc., Rochebaucourt Option, Despinassy Project, Despinassy Township, Quebec, Gerard Lambert Geosciences (Geophysique TMC), Contractor’s Report, Assessment file.

Lavoie, C., 1998, Induced Polarization Survey, Performed on a Property owned by Cameco Gold Inc., Despinassy Project, Despinassy Township, Geola Ltee - Contractor's Report, Assessment file.

Otis and Beland (1986)

Plante, L., 1999, Geophysical Surveys-IP & MAG, For Cameco Gold Inc, Despinassy Project, Despinassy Township, QC, Geola Ltee - Contractor's Report, Assessment file.

Alto Ventures Ltd. Pacific North West Capital Corp. NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec	78	1055910200-REP-R0001-02

Tremblay, R., 2005, Report on the 2005 Phase 1 Diamond Drilling Program; For Alto Ventures Ltd., Despinassy Project, Despinassy Township, Quebec

Tremblay, R., 2006, Report on 2006 diamond Drill Program, Dispinassy Township, Val d’Or Mining District, Quebec.

Tremblay, R., 2008, Report on 2008 diamond Drill Program, Dispinassy Township, Val d’Or Mining District, Quebec

Tremblay, R., 2010, Report on Fall 2009 and Winter 2010 Diamond Drill Programs, Dispinassy Township, Val d’Or Mining District, Quebec.

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22.0 DATE AND SIGNATURE PAGE

The effective date of this Technical Report, titled “NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec”, is March 1, 2011.

Signed,

“Original document, version 02,
    signed and sealed by Todd
           McCracken, P.Geo.”
 Todd McCracken, P.Geo.
Wardrop Engineering Inc.

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23.0 CERTIFICATE OF QUALIFIED PERSON

The qualified persons for this report are as follows: Todd McCracken, P.Geo. Wardrop Engineering Inc.

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TODD MCCRACKEN, P.GEO.

I, Todd McCracken, P. Geo., of Sudbury, Ontario, do hereby certify:

  I am a Principal Geologist with Wardrop Engineering with a business address at 101-957 Cambrian Heights, Sudbury, Ontario, P3C 5M6.
  This certificate applies to the technical report entitled NI 43-101 Technical Report and Resource Estimate of the DAC Deposit, Destiny Property, Quebec, dated March 1, 2011 (the “Technical Report”).
  I am a graduate of the University of Waterloo, (B.Sc. Honours, 1992).
  I am a member in good standing of the Association of Professional Engineers and Geoscientists of Ontario, License #0631.
  My relevant experience is 18 years of experience in exploration and operations, including several years working Archean and Proterozoic gold deposits.
  I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).
  My most recent personal inspection of the Property was between November 2 and 3, 2010 inclusive.
  I am responsible for Sections 1-21 of the Technical Report.
  I am independent of Alto Ventures Limited as defined by Section 1.4 of the Instrument.
  I have no prior involvement with the Property that is the subject of the Technical Report.
  I have read the Instrument and the technical report has been prepared in compliance with the Instrument.
  As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 1st day of March, 2011 at Sudbury, Ontario.

“Original document, version 02, signed
and sealed by Todd McCracken, P.Geo.”
 Todd McCracken, P. Geo.
Principal Geologist
Wardrop Engineering

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